SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-4448

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Baxter Healthcare of Puerto Rico Savings and Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Baxter International Inc.

One Baxter Parkway

Deerfield, IL 60015

(224) 948-2000

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Index

December 31, 2016 and 2015

Crowe Horwath LLP Independent Member Crowe Horwath International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrative Committee of

  the Baxter Healthcare of Puerto Rico Savings and Investment Plan

Deerfield, Illinois

We have audited the accompanying statements of net assets available for benefits of the Baxter Healthcare of Puerto Rico Savings and Investment Plan (the Plan) as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Baxter Healthcare of Puerto Rico Savings and Investment Plan’s financial statements.  The supplemental schedule is the responsibility of the Plan’s management.  Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule.  In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe Horwath LLP

Oak Brook, Illinois

June 28, 2017

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Statements of Net Assets Available for Benefits

December 31, 2016 and 2015 (in thousands)

	2016	2015
Assets
Investments
Cash and cash equivalents	$617	$1,049
Common stock (including securities on loan of zero in 2016 and $5 in 2015)	11,753	12,080
U.S. government and government agency issues (including securities on loan of $88 in 2016 and $160 in 2015)	376	434
Corporate and other obligations (including securities on loan of $11 in 2016 and $20 in 2015)	320	443
Common-collective trusts	23,740	20,191
Collateral held on loaned securities	100	188
Total investments at fair value	36,906	34,385
Synthetic guaranteed investment contracts at contract value	22,133	21,149
Total investments	59,039	55,534
Receivables
Sponsor contribution	1,051	975
Note receivables from participants	4,404	4,132
Accrued interest and dividends	83	33
Due from brokers for securities sold	140	78
Total receivables	5,678	5,218
Total assets	64,717	60,752
Liabilities
Accounts payable	542	503
Due to brokers for securities purchased	242	157
Collateral to be paid on loaned securities	100	188
Total liabilities	884	848
Net assets available for benefits	$63,833	$59,904

The accompanying notes are an integral part of these financial statements.

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Statements of Changes in Net Assets Available for Benefits

December 31, 2016 and 2015 (in thousands)

	2016	2015
Additions to net assets attributed to
Investment income
Net appreciation in fair value of investments	$3,644	$455
Interest	627	620
Dividends	115	149
	4,386	1,224
Participant loan interest	173	162
Contributions
Sponsor	2,800	2,690
Participant	4,077	3,957
Total contributions	6,877	6,647
Total additions	11,436	8,033
Deductions from net assets attributed to
Benefits paid	7,035	4,686
Plan expenses	472	453
Total deductions	7,507	5,139
Net increase	3,929	2,894
Net assets available for benefits
Beginning of year	59,904	57,010
End of year	$63,833	$59,904

The accompanying notes are an integral part of these financial statements.

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Notes to Financial Statements

December 31, 2016 and 2015

1.	General Description of the Plan

The following description of the Baxter Healthcare of Puerto Rico Savings and Investment Plan (the Plan) is provided for general information purposes only.  Participants should refer to the Plan document and summary plan description for more complete information.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan is a defined contribution plan which became effective on January 1, 1998.  The Plan was created for the purpose of providing retirement benefits to Puerto Rico employees of Baxter Healthcare S.A. (the Sponsor or the Company), a subsidiary of Baxter International Inc. (Baxter) and to encourage and assist employees in adopting a regular savings program by means of payroll deductions through a plan that qualifies under the applicable laws of both the Puerto Rico and the United States Internal Revenue Codes.  Plan participants may authorize the Company to make payroll deductions under the Plan ranging from 1% to 50% of their pre-tax monthly compensation, limited to a maximum of $15,000 a year in both 2016 and 2015. Participants who have attained the age of 50 by the end of the year may contribute up to an additional $1,500 per year in “catch-up” contributions.  Newly hired employees are deemed to have elected to contribute 3% of compensation unless they make a contrary election.  The Company matches a participant’s savings contributions at the rate of 50 cents for each dollar of a participant’s pre-tax contribution, up to a maximum of 6% of a participant’s compensation, so that the maximum matching contribution for participants who contribute at least 6% of their compensation is 3% of compensation.  The Company also contributes an additional non-matching 3% of compensation for employees that are not eligible to participate in the Company’s Puerto Rico defined benefit pension plan, which includes all new employees hired on or after January 1, 2008.  Participants are immediately vested in their elective contributions plus actual earnings thereon.  Vesting in the Company’s matching and non-matching contributions plus actual earnings thereon is based on years of service.  The matching contributions vest in accordance with the following vesting schedule:

Years of Service	Vesting %
1	20%
2	40%
3	60%
4	80%
5 or more	100%

The additional non-matching contributions become fully vested after three years of service.  Employees are fully vested in the Company’s matching contributions and non-matching account, regardless of years of service with the Company, upon attaining age 65, upon becoming disabled in accordance with the provisions of the Plan or upon dying while employed by the Company.  Forfeitures of nonvested accounts are used to reduce future Company contributions.

Participants may borrow from their vested accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance.  The loans are secured by the balance in the participant’s account and bear interest at the prime rate at the last day of the month prior to loan request, plus one percent.

Participants or their beneficiaries may elect lump-sum benefit payments, or benefits may be paid in installments.  Shares of Baxter common stock may also be distributed in kind at the participant’s election.  Subject to certain provisions specified in the Plan agreement, employed participants may withdraw their pre-tax contributions (but not the earnings on the contributions) in cases of financial hardship.  In the case of a participant termination by reason of death or disability, the entire vested amount is paid to the person or persons legally entitled thereto.

Each participant’s account is credited with the participant’s contributions and an allocation of the Company’s contributions and Plan earnings, and is charged with his or her withdrawals and an allocation of Plan-related expenses.  Allocations are based on participant earnings or account balances, as defined in the Plan document.  The net income of the Plan is posted to the participant’s accounts on a daily basis.  Each participant directs the investment of his or her account to any of the investment options available under the Plan.

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Notes to Financial Statements

December 31, 2016 and 2015

Upon enrollment in the Plan, a participant may direct contributions into any of 17 investment options: Stable Income Fund, Baxter Common Stock Fund, State Street S&P 500 Index Non-Lending Series Fund, State Street International Index Non-Lending Series Fund, State Street Russell Small Cap Index Non-Lending Series Fund, Northern Trust Domestic Mid Cap Fund, State Street Global Advisors Emerging Markets Fund (SSgA Emerging Markets Fund) and ten different Target Date Retirement Funds.  However, non-matching contributions may not be invested in the Baxter Common Stock Fund.  In addition, certain participants maintain shares in Edwards Lifesciences Corporation.  These shares were placed into the Edwards Lifesciences Common Stock Fund in connection with Baxter’s 2000 spin-off of its cardiovascular business. Certain participants obtained shares in Baxalta Incorporated (Baxalta), in connection with the spin (as discussed below). These shares were placed into the Baxalta Common Stock Fund in connection with Baxter’s 2015 spin-off of its biopharmaceutical business.  Participants are not able to make contributions or transfer existing account balances to the Edwards Lifesciences Common Stock Fund or the Shire Common Stock Fund (f/k/a the Baxalta Common Stock Fund), but may make transfers out of these funds at any time. Starting in 2013, participants are no longer able to make contributions to the Composite Fund and General Equity Fund, but may make transfers out of these funds at any time.

On July 1, 2015, Baxter completed the distribution of approximately 80.5% of the outstanding common stock of Baxalta to Baxter stockholders in connection with the separation of its biopharmaceutical business (the spin).  The distribution was made to Baxter’s stockholders of record as of the close of business on June 17, 2015, who received one share of Baxalta common stock for each Baxter common share held as of such date.  The Plan received 112,500 shares of Baxalta common stock on July 1, 2015 as a result of the distribution. The distribution was intended to take the form of a tax-free distribution for federal income tax purposes in the United States.  As a result of the distribution, Baxalta became an independent public company whose shares traded on the New York Stock Exchange under the symbol “BXLT.”

On June 3, 2016, a wholly-owned subsidiary of Shire plc (Shire) merged with and into Baxalta, with Baxalta as the surviving company (the Merger). In connection with the closing of the Merger, each Baxalta stockholder received a combination of cash and Shire American Depository Shares. Participants invested in the Baxalta Common Stock Fund at the closing of the Merger were able to direct the investment of the cash portion of the related merger consideration into certain investment alternatives within the Plan.  In the event that a participant did not make an investment election, the cash portion was invested in the Plan’s qualified default investment alternative.

Additionally, in connection with the Merger, the Baxalta Common Stock Fund became the Shire Stock Fund, holding Shire American Depository Shares and cash (for liquidity purposes).

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.  Accordingly, investment income is recognized when earned and expenses are recognized when incurred.

New Accounting Standards

In May 2015, the Financial Accounting Standards Board (“FASB”) issued updated guidance which removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share (“NAV”) practical expedient (“ASU 2015-07”). ASU 2015-07 also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the NAV practical expedient. ASU 2015-07 is effective for annual reporting periods beginning after December 15, 2016. The Plan Sponsor has retrospectively adopted this standard on December 31, 2016. The adoption had no effect on the Statements of Net Assets Available for Benefits at December 31, 2016 and 2015 or the changes therein.

In July 2015, the FASB issued new guidance impacting benefit plan accounting and reporting (“ASU 2015-12”). ASU 2015-12 requires an employee benefit plan to use contract value as the only measurement amount for fully benefit-responsive investment contracts. It also simplifies and increases the effectiveness of plan

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Notes to Financial Statements

December 31, 2016 and 2015

investment disclosure requirements for employee benefit plans, and provides employee benefit plans with a measurement-date practical expedient for asset fair value. ASU 2015-12 is effective for fiscal years beginning after December 15, 2015. The Plan Sponsor has retrospectively adopted this standard on December 31, 2016. Accordingly, the fully benefit-responsive contracts previously reported at fair value have been measured at contract value, resulting in a reduction to total assets of $799 thousand on the Statement of Net Assets Available for Benefits at December 31, 2015. The related adjustment to contract value previously presented to arrive at net assets available for benefits has been removed, resulting in no change to net assets available for benefits at December 31, 2015. Additionally, historical investment disclosures that are no longer required have been removed.

Valuation of Investments and Collateral

The fair value of Plan investments and collateral is determined as follows:

Cash and cash equivalents

These largely consist of a short-term investment fund and a money market fund, the fair value of which is based on the net asset value. The investment objectives for these funds are to provide safety for principal, daily liquidity and a competitive yield by investing in high quality instruments.

Common stock	Value based on closing prices on the valuation date in an active market on national securities exchanges.

U.S. government and government agency issues	Value based on reputable pricing vendors that typically use pricing matrices or models.

Corporate and other obligations	Value based on reputable pricing vendors that typically use pricing matrices or models.

Common-collective trust

Value based on net asset values reported by the fund managers as of the Plan’s financial statement dates and recent transaction prices.  Each fund provides for daily redemptions by the Plan at reported net asset values per share, with no advance notice requirement.

Collateral held on loaned securities	Value based upon the net asset value per unit of the short-term investment funds where the collateral is invested. Refer to Note 6 for more information on the securities lending program.

Collateral to be paid on loaned securities	Value based on the fair value of the underlying securities loaned on the valuation date, plus an incremental margin.

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Notes to Financial Statements

December 31, 2016 and 2015

Income Recognition

Plan investment return includes dividend and interest income, gains and losses on sales of investments and unrealized depreciation or appreciation of investments.  Purchases and sales of investments are recorded on a trade date basis.  Dividends are recorded on the ex-dividend date. Interest is earned on an accrual basis.

The financial statements reflect the net depreciation or appreciation in the fair value of the Plan’s investments.  This net depreciation or appreciation consists of realized gains and losses calculated as the difference between proceeds from a sales transaction and cost determined on a moving average basis, and unrealized gains and losses calculated as the change in the fair value between beginning of the year (or purchase date if later) and the end of the year.

Fully Benefit-responsive Investment Contracts

The Plan holds synthetic guaranteed investment contracts (GICs) as part of the Stable Income Fund.  The synthetic GICs provide for a fixed return on principal over a specified time through fully benefit-responsive contracts issued by Transamerica, Prudential and MetLife. The portfolio of assets underlying the synthetic GICs primarily includes cash and cash equivalents, U.S. government and government agency issues, and corporate and other obligations.

These Plan investments are presented at contract value on the Statements of Net Assets Available for Benefits. Contract value represents contributions, plus earnings, less participant withdrawals and administrative expenses.  The wrapper contracts used by the Plan are fully benefit-responsive because the wrapper contract issuers are contractually obligated to make up any shortfall in the event that the underlying asset portfolio has been liquidated and is inadequate to cover participant withdrawals and transfers at contract value.  There are currently no reserves against contract values for credit risk of the contract issuers or any other risk.

Events that lead to market value withdrawals that exceed 15 percent of the contract value of the GIC’s of Prudential and Transamerica or 10 percent of the contract value of the GIC of MetLife would limit the ability of the Plan to transact at contract value with participants.  These events include restructurings, early retirement plans, divestitures, bankruptcies, or legal, tax or regulatory changes.  The Plan sponsor believes that the occurrence of any such event is remote.

The wrapper providers can only terminate at a value different than contract value under an event of default (that was not remedied) such as failure to follow the terms of the contract.  If a wrapper provider would like to exit the contract for another reason, the Plan can maintain the contract through an extended termination process designed to ensure continued benefit-responsive treatment for withdrawals.

Notes Receivables from Participants

Participant loans are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participant’s account balances.

Payment of Benefits and Fees

Benefits are recorded when paid.  Loan origination fees associated with notes receivable from participants, the Plan’s record keeping and trustee fees, and certain legal and communication expenses are paid by the Plan and are reflected in the financial statements as Plan expenses.  Investment management fees are charged to the Plan as a reduction of investment return and included in the investment income (loss) reported by the Plan.  All other expenses of the Plan are paid by Baxter or one of its subsidiaries.

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Notes to Financial Statements

December 31, 2016 and 2015

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to the financial statements.  Changes in such estimates may affect amounts reported in future periods.

Other

Due from brokers for securities sold represent the net cash value of security trades initiated but not yet settled at each respective year-end.

Risks and Uncertainties

The Plan provides for various investment options which invest in any combination of registered investment companies, U.S. government and government agency issues, corporate and other obligations, common stock, common-collective trusts, synthetic guaranteed investment contracts and short-term investments.  Investment securities are exposed to various risks, such as interest rate, market, liquidity and credit risks.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.  Individual participants’ accounts bear the risk of loss resulting from fluctuations in investment values.

Investments in U.S. government and government agency issues and corporate and other obligations underlying the Plan’s synthetic GICs include securities with contractual cash flows, such as asset-backed securities, collateralized mortgage obligations and commercial mortgage-backed securities, including securities backed by subprime mortgage loans (corporate and other obligations).  The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate values, delinquencies and/or defaults, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

3.	Eligibility Requirements

Employees become eligible to participate in the Plan as of the first day of the month following the completion of thirty days of employment.  Eligible employees are those who meet the following requirements:

A.	Puerto Rico employees of the Company’s Puerto Rico Branch, or the Company, a Baxter subsidiary;
B.	Puerto Rico employees not covered by a collective bargaining agreement unless the agreement provides for coverage under the Plan; and
C.	Puerto Rico employees who are not leased employees.
4.	Administration of the Plan

Banco Popular de Puerto Rico (the Trustee) and State Street Bank and Trust Company (the Custodian) serve as trustee and custodian, respectively, for the Plan.  Voya Financial serves as recordkeeper for the Plan.

The Administrative Committee administers the Plan.  The Investment Committee has authority, responsibility and control over the management of the assets of the Plan.  Members of both committees are appointed by the Board of Directors of Baxter and are employees of Baxter.

Substantially all investment manager, trustee and administrative fees incurred in the administration of the Plan were paid from the assets of the Plan.

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Notes to Financial Statements

December 31, 2016 and 2015

5.	Fair Value of Measurements

The fair value hierarchy under the accounting standard for fair value measurements consists of the following three levels:

•	Level 1 - Quoted prices in active markets that the Plan has the ability to access for identical assets or liabilities;
•

Level 2 - Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuations in which all significant inputs are observable in the market; and

•

Level 3 - Valuations using significant inputs that are unobservable in the market and include the use of judgment by the Plan’s management about the assumptions market participants would use in pricing the asset or liability.

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Notes to Financial Statements

December 31, 2016 and 2015

The following tables summarize the bases used to measure the Plan’s financial instruments and liabilities that are carried at fair value on a recurring basis.

		Basis of Fair Value Measurement
(in thousands)	Balance at December 31, 2016	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Cash and cash equivalents	$617	$—	$617	$—
Common stock	11,753	11,753	—	—
U.S. government and government agency issues	376	—	376	—
Corporate and other obligations	320	—	320	—
Common-collective trusts (A)	23,740	—	—	—
Collateral held on loaned securities	100	—	100	—
Total assets	$36,906	$11,753	$1,413	—
Liability
Collateral to be paid on loaned securities	$100	$—	$100	$—

		Basis of Fair Value Measurement
(in thousands)	Balance at December 31, 2015	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Cash and cash equivalents	$1,049	$—	$1,049	$—
Common stock	12,080	12,080	—	—
U.S. government and government agency issues	434	—	434	—
Corporate and other obligations	443	—	443	—
Common-collective trusts (A)	20,191	—	—	—
Collateral held on loaned securities	188	—	188	—
Total assets	$34,385	$12,080	$2,114	$—
Liability
Collateral to be paid on loaned securities	$188	$5	$183	$—

(A)

The common-collective trusts, which are measured at fair value using the net asset per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in the above tables are intended to permit reconciliation of the fair value hierarchy to the amounts presented on the statements of net assets available for benefits. This category includes index funds and target date retirement funds for which the underlying investments may vary. These funds provide for daily redemptions by the Plan at reported net asset values per share and there are currently no redemption restrictions or unfunded commitments on these investments.

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Notes to Financial Statements

December 31, 2016 and 2015

Transfers between hierarchy measurement levels are recognized by the Plan as of the beginning of the reporting period. The Plan did not have any transfers between Levels 1 and 2 during 2016 and 2015.

See Valuation of Investments and Collateral in Note 2 above for a discussion of the methodologies used to determine the fair values of the Plan’s investments and collateral.  These methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

6.	Securities Lending Transactions

The Plan participates in a securities lending program with the Custodian.  The program allows the Custodian to loan securities, which are assets of the Plan, to approved brokers (the Borrowers).

The Custodian requires the Borrowers, pursuant to a security loan agreement, to deliver collateral to secure each loan in an amount that is at least equal to the fair value of the securities loaned.  The Plan bears the risk of loss with respect to any unfavorable change in fair value of the invested cash collateral.  However, the Borrower bears the risk of loss related to the decrease in the fair value of the non-cash collateral and, therefore, would have to deliver additional securities to maintain the required collateral.  In the event of default by the Borrower, the Custodian shall indemnify the Plan by purchasing replacement securities equal to the number of unreturned loaned securities, to the extent that such replacement securities are available on the open market and if to the extent that such proceeds are insufficient or the collateral is unavailable, the purchase of replacement securities shall be made at Trustee expense or, if replacement securities are not able to be purchased, the Custodian shall credit the Plan for the market value of the unreturned securities.  In each case, the Custodian would apply the proceeds from the collateral for such a loan to make the Plan whole.

The fair value of the investment of cash collateral received pursuant to securities lending transactions is reflected on the Statements of Net Assets Available for Benefits as an asset and the obligation to return the amount received is reflected as a liability.

As of December 31, 2016 and 2015, the Plan had securities on loan with a fair market value of $99 thousand and $185 thousand, respectively, with cash collateral received of $100 thousand and $188 thousand, respectively, which was invested in the State Street Quality D Short-Term Investment Fund.  Investments underlying this fund primarily consisted of cash and cash equivalents and asset-backed securities as of both December 31, 2016 and 2015, and the net asset value of this fund was approximately $1.00 per unit. As of December 31, 2016 and 2015 the cash collateral received is reflected at its fair value of $100 thousand and $188 thousand in the 2016 and 2015 Statements of Net Assets Available for Benefits, respectively.

Non-cash collateral of $58 thousand and $23 thousand received for securities on loan at December 31, 2016 and December 31, 2015, respectively, consisted of U.S. government and government agency issues, equity securities, and corporate and other obligations held by the Custodian on behalf of the Plan.  Non-cash collateral is not included with the collateral balance on the 2016 and 2015 Statements of Net Assets Available for Benefits because it may not be sold or repledged.  A portion of the income generated upon investment of cash collateral is remitted to the Borrowers, and the remainder is allocated between the Plan and the Custodian in its capacity as a security agent.  Securities lending income allocated to the Plan amounted to $519 and $361 for 2016 and 2015, respectively.  Securities lending income is classified as interest income in the Statements of Changes in Net Assets Available for Benefits.

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Notes to Financial Statements

December 31, 2016 and 2015

7.	Plan Termination

Although it has not expressed any intent to do so, the Plan sponsor has the right under the Plan to reduce, suspend or discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event the Plan terminates, the interest of each participating employee in the Plan shall become fully vested and such termination of the Plan would not reduce the interest of any participating employee or their beneficiaries accrued under the Plan up to the date of such termination.

8.	Tax Status of the Plan

As of August 13, 2012, the Puerto Rico Treasury Department has determined and informed the Plan sponsor that the Plan and the related trust are designed in accordance with applicable sections entitling exemption from income taxes.  The Plan sponsor has also obtained a favorable determination letter dated October 22, 2011, from the Internal Revenue Service (IRS) stating that the Plan is in compliance with IRS regulations.  A Form 5300 Application for Determination for Employee Benefit Plan was filed with the IRS on January 21, 2016 to request an updated favorable determination letter for the Plan. On April 5, 2017, the Company received the updated favorable determination letter.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016 and 2015, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however there are currently no audits for any tax periods in progress.  The plan administrator believes it is no longer subject to income tax examinations for years prior to 2013.

9.	Parties-in-Interest Transactions

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.

At December 31, 2016 and 2015, the Plan held shares of common stock of State Street Corporation and participation units in common-collective trusts and short-term investment funds of State Street Bank and Trust Company, the Plan Custodian; shares of common stock and bonds of Baxter, the Plan sponsor; shares of common stock and bonds of Baxalta, the spin-off company (and subsequent to the Merger, Shire); loans with participants; shares of common stock and units of common-collective trusts managed by Northern Trust Corporation and Vanguard, investment managers for the Plan; shares of common stock, bonds, individual separate accounts or interest rate wrapper contracts of Prudential, Transamerica, and Metlife, issuers of the Plan’s fully benefit-responsive contracts; and shares of common stock of Edward Lifesciences Corporation, as a company affiliated with an entity the Company has previously spun off.  At December 31, 2016 and 2015, the Plan held 151,240 and 127,753 shares of common stock of Baxter, valued at $6,706,000 and $4,873,776, respectively. Approximately $74 thousand and $59 thousand of dividend income was received in 2016 and 2015, respectively, related to shares of Baxter common stock held by the Plan. Additionally, at December 31, 2016 and 2015, the Plan held notes receivable from participants of $4,403,830 and $4,132,402, respectively. These transactions are allowable party-in-interest transactions under ERISA and the regulations promulgated thereunder.

Fees paid by the Plan for investment management, recordkeeping and consulting services, also qualify as party-in-interest transactions and are included in Plan expenses in the accompanying financial statements. The Company pays certain expenses for the administration of the Plan. These transactions are exempt from the party-in interest transaction prohibitions of ERISA.

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Notes to Financial Statements

December 31, 2016 and 2015

10.	Subsequent Event

Effective January 1, 2018, the Plan will be eliminating the Edwards Lifesciences Common Stock Fund and the Shire Stock Fund (collectively the “Funds”). Any dollars that are invested in these funds will be automatically liquidated on or after January 1, 2018 and reinvested in the Plan’s qualified default investment alternative.

Additionally, effective January 1, 2018, participant balances in the Baxter Common Stock Fund will be limited to no more than 25 percent of the participant’s total SIP account balance, subject to certain grandfathering exceptions for those participants whose balance exceeded 25 percent as of the effective date.

Plan participants have been given advance notice of the fund changes noted above and will be allowed to reinvest their funds prior to the effective date.

Supplemental Schedule

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2016

	Identity of Issue	Description of Investment	Cost(1)	Current Value
	Cash & Cash Equivalents:
	Fed Home Ln Discount Nt Discount Not	0.01% 05 Jan 2017	—	5,044
	Fed Home Ln Discount Nt Discount Not	0.01% 06 Jan 2017	—	9,887
	Fed Home Ln Discount Nt Discount Not	0.01% 31 Jan 2017	—	5,647
	United States Treas Bills	0.01% 05 Jan 2017	—	1,614
	Treasury Bill	0.01% 30 Mar 2017	—	37,747
	US Dollar	Cash	—	(53)
	CAD Dollar	Cash	—	56
*	State Street Bank & Trust Co	Short-Term Investment Fund	—	15,624
*	State Street Bank & Trust Co	Short-Term Investment Fund	—	105,041
*	State Street Bank & Trust Co	Short-Term Investment Fund	—	579
*	State Street Bank & Trust Co	Short-Term Investment Fund	—	577
*	State Street Bank & Trust Co	Short-Term Investment Fund	—	14,889
*	State Street Bank & Trust Co	Short-Term Investment Fund	—	257,646
*	State Street Bank & Trust Co	Short-Term Investment Fund	—	64,901
*	State Street Bank & Trust Co	Short-Term Investment Fund	—	637
*	State Street Bank & Trust Co	Short-Term Investment Fund	—	94,266
*	State Street Bank & Trust Co	Short-Term Investment Fund	—	3,231

	Cash & Cash Equivalents		—	617,333

	Common Stock:

	Adidas Ag Sponsored	Common Stock	—	41,967
	Adobe Systems Inc Common Stock	Common Stock	—	55,975
	Agilent Technologies Inc Common Stock	Common Stock	—	6,662
	Albemarle Corp Common Stock	Common Stock	—	16,723
	Alexion Pharmaceuticals Inc Common Stock	Common Stock	—	35,352
	Alibaba Group Holding Sp Adr Adr	Common Stock	—	72,669
	Allergan Plc Common Stock	Common Stock	—	27,976
	Allergan Plc Common Stock	Common Stock	—	7,712
	Alphabet Inc Cl A Common Stock	Common Stock	—	71,395
	Alphabet Inc Cl A Common Stock	Common Stock	—	8,678
	Alphabet Inc Cl C Common Stock	Common Stock	—	71,065
	Amazon.Com Inc Common Stock	Common Stock	—	142,061
	Analog Devices Inc Common Stock	Common Stock	—	8,095
	Aon Plc Common Stock	Common Stock	—	8,776
	Apple Inc Common Stock	Common Stock	—	135,278
	Applied Materials Inc Common Stock	Common Stock	—	8,824
	Bank Of America Corp Common Stock	Common Stock	—	11,390
*	Baxter International Inc Common Stock	Common Stock	—	6,706,000
	Berkshire Hathaway Inc Cl B Common Stock	Common Stock	—	10,152
	Biomarin Pharmaceutical Inc Common Stock	Common Stock	—	15,381
	Boeing Co/The Common Stock	Common Stock	—	50,734
	Bp Plc Spons	Common Stock	—	8,113
	Bristol Myers Squibb Co Common Stock	Common Stock	—	43,892
	Calpine Corp Common Stock	Common Stock	—	8,537
	Capital One Financial Corp Common Stock	Common Stock	—	10,240
	Cbs Corp Class B Non Voting Common Stock	Common Stock	—	7,634
	Celgene Corp Common Stock	Common Stock	—	62,015
	Charter Communications Inc A Common Stock	Common Stock	—	29,206
	Citigroup Inc Common Stock	Common Stock	—	11,418
	Comcast Corp Class A Common Stock	Common Stock	—	8,512
	Concho Resources Inc Common Stock	Common Stock	—	26,604
	Constellation Brands Inc A Common Stock	Common Stock	—	12,526
	Costco Wholesale Corp Common Stock	Common Stock	—	40,058
*	Edwards Lifesciences Corp Common Stock	Common Stock	—	94,010
	Eog Resources Inc Common Stock	Common Stock	—	23,897
	Exelon Corp Common Stock	Common Stock	—	6,586
	Expedia Inc Common Stock	Common Stock	—	12,219
	Facebook Inc A Common Stock	Common Stock	—	93,067

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2016

	Identity of Issue	Description of Investment	Cost(1)	Current Value
	First Data Corp Class A Common Stock	Common Stock	—	9,360
	Flex Ltd Common Stock	Common Stock	—	8,282
	General Electric Co Common Stock	Common Stock	—	9,407
	Goldman Sachs Group Inc Common Stock	Common Stock	—	48,846
	Halliburton Co Common Stock	Common Stock	—	12,675
	Hewlett Packard Enterpris Common Stock	Common Stock	—	9,210
	Home Depot Inc Common Stock	Common Stock	—	37,180
	Illumina Inc Common Stock	Common Stock	—	18,081
	Inditex Unspon	Common Stock	—	54,855
	International Paper Co Common Stock	Common Stock	—	7,724
	Invesco Ltd Common Stock	Common Stock	—	7,600
	Jpmorgan Chase + Co Common Stock	Common Stock	—	30,523
	Keysight Technologies In Common Stock	Common Stock	—	8,177
	Liberty Global Plc C Common Stock	Common Stock	—	8,958
	Marriott International Cl A Common Stock	Common Stock	—	54,093
	Marsh + Mclennan Cos Common Stock	Common Stock	—	7,002
	Mastercard Inc A Common Stock	Common Stock	—	73,848
	Merck + Co. Inc. Common Stock	Common Stock	—	10,307
	Microsoft Corp Common Stock	Common Stock	—	87,702
	Microsoft Corp Common Stock	Common Stock	—	7,212
	Mobileye Nv Common Stock	Common Stock	—	12,366
	Monster Beverage Corp	Common Stock	—	22,746
	Morgan Stanley Common Stock	Common Stock	—	20,744
	Netflix Inc Common Stock	Common Stock	—	54,518
	Nike Inc Cl B Common Stock	Common Stock	—	30,528
	Nvidia Corp Common Stock	Common Stock	—	68,210
	Nxp Semiconductors Nv Common Stock	Common Stock	—	34,903
	O Reilly Automotive Inc Common Stock	Common Stock	—	45,135
	Occidental Petroleum Corp Common Stock	Common Stock	—	10,229
	Oracle Corp Common Stock	Common Stock	—	10,287
	Palo Alto Networks Inc Common Stock	Common Stock	—	20,429
	Parker Hannifin Corp Common Stock	Common Stock	—	24,211
	Perrigo Co Plc Common Stock	Common Stock	—	9,223
	Pfizer Inc Common Stock	Common Stock	—	9,456
	Priceline Group Inc/The Common Stock	Common Stock	—	48,835
	Qualcomm Inc Common Stock	Common Stock	—	49,969
	Red Hat Inc Common Stock	Common Stock	—	34,856
	Regeneron Pharmaceuticals Common Stock	Common Stock	—	25,544
	S+P Global Inc Common Stock	Common Stock	—	23,627
	Salesforce.Com Inc Common Stock	Common Stock	—	46,269
	Schlumberger Ltd Common Stock	Common Stock	—	12,514
*	Shire Plc	Common Stock	—	44,520
*	Shire Plc	Common Stock	—	2,159,204
	Splunk Inc Common Stock	Common Stock	—	21,622
	Starbucks Corp Common Stock	Common Stock	—	47,498
	Tencent Holdings Ltd Uns	Common Stock	—	65,525
	Tesla Inc Common Stock	Common Stock	—	24,566
	Thermo Fisher Scientific Inc Common Stock	Common Stock	—	8,234
	Time Warner Inc Common Stock	Common Stock	—	33,019
	Time Warner Inc Common Stock	Common Stock	—	7,469
	Tjx Companies Inc Common Stock	Common Stock	—	28,547
	Total Sa Spon	Common Stock	—	8,957
	Ulta Beauty Inc Common Stock	Common Stock	—	10,786
	Vertex Pharmaceuticals Inc Common Stock	Common Stock	—	9,386
	Visa Inc Class A Shares Common Stock	Common Stock	—	81,807
	Vodafone Group Plc Sp	Common Stock	—	8,554
	Wal Mart Stores Inc Common Stock	Common Stock	—	8,203
	Walgreens Boots Alliance Inc Common Stock	Common Stock	—	9,497
	Walt Disney Co/The Common Stock	Common Stock	—	14,522
	Workday Inc Class A Common Stock	Common Stock	—	23,574

	Common Stock		—	11,752,530

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2016

Identity of Issue	Description of Investment	Cost(1)	Current Value

U.S Government and Government Agency Issues:

Fed Hm Ln Pc Pool C48827 Fg	6% 01 Mar 2031	—	34
Fed Hm Ln Pc Pool G12334 Fg	5% 01 Sep 2021	—	407
Fnma Pool 256398 Fn	6% 01 Sep 2021	—	96
Fnma Pool 725690 Fn	6% 01 Aug 2034	—	808
Fnma Pool 748115 Fn	6% 01 Oct 2033	—	246
Fnma Pool 815316 Fn	5.5% 01 May 2035	—	1,359
Fnma Pool 885504 Fn	6% 01 Jun 2021	—	401
Fnma Pool 902793 Fn	6.5% 01 Nov 2036	—	357
Fnma Pool Ah4008 Fn	4% 01 Mar 2041	—	3,468
Fnma Pool Ap6604 Fn	3% 01 Sep 2042	—	7,494
Fnma Pool Au4359 Fn	4.5% 01 Sep 2043	—	1,938
Fnma Pool Aw0206 Fn	4.5% 01 Feb 2044	—	1,076
Fnma Pool Ma0734 Fn	4.5% 01 May 2031	—	2,019
Fnma Tba 30 Yr 3 Single Family Mortgage	3% 13 Feb 2047	—	1,735
Fnma Tba 30 Yr 3.5 Single Family Mortgage	3.5% 13 Feb 2047	—	20,374
Fnma Tba 30 Yr 4 Single Family Mortgage	4% 13 Feb 2047	—	33,401
Freddie Mac Notes	6.25% 15 Jul 2032	—	740
Gnma Ii Pool 710082 G2	4.7% 20 Jul 2061	—	578
Gnma Ii Pool 710089 G2	4.7% 20 Oct 2061	—	420
Gnma Ii Pool 751415 G2	4.6% 20 Aug 2061	—	374
Gnma Ii Pool 756731 G2	4.68% 20 Mar 2062	—	249
Gnma Ii Pool 766519 G2	4.67% 20 May 2062	—	581
Gnma Ii Pool 766522 G2	4.53% 20 Nov 2062	—	765
Gnma Ii Pool 766544 G2	4.49% 20 Dec 2062	—	753
Gnma Ii Pool 766549 G2	4.62% 20 Jul 2062	—	1,096
Gnma Ii Pool 767659 G2	4.65% 20 Sep 2063	—	1,773
Gnma Ii Pool 771800 G2	4.63% 20 Jan 2064	—	927
Gnma Ii Pool 798510 G2	4.66% 20 Jan 2064	—	1,722
Gnma Ii Pool Aa1698 G2	4.4% 20 Feb 2063	—	1,293
Gnma Ii Pool Aa7548 G2	4.63% 20 Apr 2064	—	3,129
Gnma Ii Pool Ab8466 G2	2.47% 20 Sep 2063	—	3,512
Gnma Ii Pool Ac0988 G2	4.42% 20 Jul 2063	—	552
Gnma Ii Pool Ac9906 G2	4.31% 20 May 2063	—	475
Gnma Ii Pool Ac9910 G2	4.5% 20 Jul 2063	—	501
Gnma Ii Pool Ah1430 G2	4.57% 20 Apr 2065	—	924
Gnma Ii Pool An4723 G2	4.49% 20 May 2065	—	2,818
Gnma Ii Tba 30 Yr 3 Jumbos	3% 21 Feb 2047	—	7,615
Gnma Ii Tba 30 Yr 3.5 Jumbos	3.5% 21 Feb 2047	—	5,934
Mex Bonos Desarr Fix Rt Bonds	5.75% 05 Mar 2026	—	5,736
Mex Bonos Desarr Fix Rt Bonds	6.5% 10 Jun 2021	—	12,671
Republic Of Colombia Sr Unsecured	4.5% 28 Jan 2026	—	6,235
Republic Of Philippines Sr Unsecured	3.9% 26 Nov 2022	—	2,489
Saudi International Bond Sr Unsecured 144A	3.25% 26 Oct 2026	—	3,635
Saudi International Bond Sr Unsecured 144A	4.5% 26 Oct 2046	—	2,577
Tenn Valley Authority Sr Unsecured	3.5% 15 Dec 2042	—	1,709
Tenn Valley Authority Sr Unsecured	4.25% 15 Sep 2065	—	2,700
Tenn Valley Authority Sr Unsecured	4.88% 15 Jan 2048	—	1,316
Tenn Valley Authority Sr Unsecured	5.25% 15 Sep 2039	—	1,943
Tsy Infl Ix N/B	0.13% 15 Jul 2024	—	15,673
Tsy Infl Ix N/B	0.25% 15 Jan 2025	—	2,970
Tsy Infl Ix N/B	0.75% 15 Feb 2045	—	20,788
Tsy Infl Ix N/B	1% 15 Feb 2046	—	3,652
Tsy Infl Ix N/B	1.38% 15 Feb 2044	—	27,863
Us Treasury N/B	0.63% 30 Jun 2018	—	9,357
Us Treasury N/B	0.75% 30 Apr 2018	—	6,235
Us Treasury N/B	0.75% 31 Jul 2018	—	5,218
Us Treasury N/B	0.75% 31 Oct 2018	—	1,135
Us Treasury N/B	0.75% 30 Sep 2018	—	20,776
Us Treasury N/B	0.88% 31 Mar 2018	—	25,996

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2016

	Identity of Issue	Description of Investment	Cost(1)	Current Value
	Us Treasury N/B	1% 30 Jun 2019	—	18,352
	Us Treasury N/B	1.38% 30 Apr 2021	—	3,167
	Us Treasury N/B	1.38% 31 Jan 2021	—	1,125
	Us Treasury N/B	1.38% 31 Oct 2020	—	997
	Us Treasury N/B	2% 31 Dec 2021	—	17,282
	Us Treasury N/B	2.13% 15 May 2025	—	1,846
	Us Treasury N/B	2.25% 15 Aug 2046	—	622
	Us Treasury N/B	2.25% 31 Dec 2023	—	17,899
	Us Treasury N/B	2.25% 15 Nov 2025	—	1,527
	Us Treasury N/B	2.5% 15 May 2046	—	956
	Us Treasury N/B	2.88% 15 Nov 2046	—	2,208
	Us Treasury N/B	3.63% 15 Feb 2044	—	5,517
	Us Treasury N/B	3.75% 15 Nov 2043	—	12,354

	U.S Government and Government Agency Issues		—	376,470

**	Corporate and Other Obligations:

	American Tower Corp Sr Unsecured	4.5% 15 Jan 2018	—	2,278
	Americredit Automobile Receiva Amcar 2013 2 C	1.79% 08 Mar 2019	—	660
	Americredit Automobile Receiva Amcar 2015 4 B	2.11% 08 Jan 2021	—	1,281
	Americredit Automobile Receiva Amcar 2015 4 C	2.88% 08 Jul 2021	—	884
	Americredit Automobile Receiva Amcar 2016 2 A3	1.6% 09 Nov 2020	—	269
	Americredit Automobile Receiva Amcar 2016 2 B	2.21% 10 May 2021	—	202
	Amerigas Part/Fin Corp Sr Unsecured	5.5% 20 May 2025	—	883
	Anadarko Petroleum Corp Sr Unsecured	6.6% 15 Mar 2046	—	1,493
	Arcelormittal Sr Unsecured	7.75% 01 Mar 2041	—	2,435
	Asbury Automotive Group Company Guar	6% 15 Dec 2024	—	1,375
	At+T Inc Sr Unsecured	4.35% 15 Jun 2045	—	191
	At+T Inc Sr Unsecured	4.5% 09 Mar 2048	—	60
	At+T Inc Sr Unsecured	4.75% 15 May 2046	—	689
	Avis Budget Rental Car Funding Aesop 2016 1A A 144A	2.99% 20 Jun 2022	—	1,477
	Banc Of America Commercial Mor Bacm 2007 2 A4	5.64% 10 Apr 2049	—	324
	Banco Santander Chile Sr Unsecured 144A	3.88% 20 Sep 2022	—	2,766
	Bank Of America Corp Sr Unsecured	5% 13 May 2021	—	1,978
	Bank Of America Corp Sr Unsecured	5.63% 01 Jul 2020	—	3,846
	Bank Of America Corp Sr Unsecured	6.4% 28 Aug 2017	—	1,872
	Barclays Plc Sr Unsecured	2.88% 08 Jun 2020	—	6,136
	Bear Stearns Commercial Mortga Bscms 2007 Pw16 A4	5.71% 11 Jun 2040	—	1,481
	Biogen Inc Sr Unsecured	2.9% 15 Sep 2020	—	817
	Braskem America Finance Company Guar 144A	7.13% 22 Jul 2041	—	4,472
	Cbre Services Inc Company Guar	5% 15 Mar 2023	—	486
	Celulosa Arauco Constitu Sr Unsecured	5% 21 Jan 2021	—	2,475
	Centene Corp Sr Unsecured	4.75% 15 Jan 2025	—	1,839
	Centene Corp Sr Unsecured	5.63% 15 Feb 2021	—	778
	Citigroup Inc Sr Unsecured	2.05% 07 Dec 2018	—	1,817
	Citigroup Inc Sr Unsecured	2.65% 26 Oct 2020	—	1,412
	Citigroup Inc Subordinated	4.05% 30 Jul 2022	—	2,297
	Colony American Finance Ltd Cafl 2015 1 A 144A	2.9% 15 Oct 2047	—	2,461
	Comm Mortgage Trust Comm 2007 C9 A4	5.81% 10 Dec 2049	—	524
	Comm Mortgage Trust Comm 2013 Gam A2 144A	3.37% 10 Feb 2028	—	1,365
	Comm Mortgage Trust Comm 2016 Sava A 144A	2.42% 15 Oct 2034	—	1,892
	Comm Mortgage Trust Comm 2016 Sava C 144A	3.7% 15 Oct 2034	—	1,348
	Concho Resources Inc Company Guar	4.38% 15 Jan 2025	—	1,880
	Contl Airlines 2007 1 Pass Thru Ce	5.98% 19 Oct 2023	—	3,364
	Contl Airlines 2012 2 A Pass Thru Ce	4% 29 Apr 2026	—	1,981
	Cps Auto Trust Cps 2015 C C 144A	3.42% 16 Aug 2021	—	2,032
	Credit Acceptance Auto Loan Tr Caalt 2016 2A A 144A	2.42% 15 Nov 2023	—	3,359
	Db Master Finance Llc Dnkn 2015 1A A2I 144A	3.26% 20 Feb 2045	—	662
	Diamond 1 Fin/Diamond 2 Company Guar 144A	7.13% 15 Jun 2024	—	821
	Diamond 1 Fin/Diamond 2 Sr Secured 144A	8.1% 15 Jul 2036	—	1,280
	Diamond 1 Fin/Diamond 2 Sr Secured 144A	8.35% 15 Jul 2046	—	994

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2016

Identity of Issue	Description of Investment	Cost(1)	Current Value
Drive Auto Receivables Trust Drive 2016 Ba B 144A	2.56% 15 Jun 2020	—	474
Drive Auto Receivables Trust Drive 2016 Ba C 144A	3.19% 15 Jul 2022	—	881
Dun + Bradstreet Corp Sr Unsecured	3.25% 01 Dec 2017	—	1,494
El Puerto De Liverpool Company Guar 144A	3.88% 06 Oct 2026	—	3,546
Embarq Corp Sr Unsecured	8% 01 Jun 2036	—	2,585
Embraer Netherlands Fina Company Guar	5.05% 15 Jun 2025	—	1,471
Enel Americas Sa Sr Unsecured	4% 25 Oct 2026	—	385
Energy Transfer Partners Sr Unsecured	5.2% 01 Feb 2022	—	576
Energy Transfer Partners Sr Unsecured	6.05% 01 Jun 2041	—	3,867
Ensco Plc Sr Unsecured	4.5% 01 Oct 2024	—	692
Ensco Plc Sr Unsecured	5.75% 01 Oct 2044	—	780
Equifax Inc Sr Unsecured	7% 01 Jul 2037	—	2,437
Exeter Automobile Receivables Eart 2016 1A A 144A	2.35% 15 Jul 2020	—	538
Firstenergy Corp Sr Unsecured	2.75% 15 Mar 2018	—	1,968
Flex Ltd Company Guar	4.75% 15 Jun 2025	—	925
Ford Motor Credit Co Llc Sr Unsecured	5% 15 May 2018	—	4,425
Ford Motor Credit Co Llc Sr Unsecured	5.75% 01 Feb 2021	—	5,452
Freeport Mcmoran Inc Company Guar	2.38% 15 Mar 2018	—	1,001
Freeport Mcmoran Inc Company Guar 144A	6.88% 15 Feb 2023	—	2,896
Frontier Communications Sr Unsecured	7.88% 15 Jan 2027	—	779
Gamestop Corp Company Guar 144A	5.5% 01 Oct 2019	—	1,928
Gccfc Commercial Mortgage Trus Gccfc 2007 Gg11 A4	5.74% 10 Dec 2049	—	1,285
General Motors Co Sr Unsecured	5% 01 Apr 2035	—	3,476
General Motors Co Sr Unsecured	5.2% 01 Apr 2045	—	3,242
Goldman Sachs Group Inc Sr Unsecured	5.25% 27 Jul 2021	—	2,759
Goldman Sachs Group Inc Sr Unsecured	6.15% 01 Apr 2018	—	2,654
Gp Portfolio Trust Gppt 2014 Gpp D 144A	3.45% 15 Feb 2027	—	2,405
Grupo Televisa Sab Sr Unsecured	7.25% 14 May 2043	—	970
Gs Mortgage Securities Trust Gsms 2007 Gg10 A4	5.79% 10 Aug 2045	—	5,165
Gs Mortgage Securities Trust Gsms 2011 Gc5 C 144A	5.4% 10 Aug 2044	—	863
Hilton Grand Vaca Llc/In Company Guar 144A	6.13% 01 Dec 2024	—	210
Home Partners Of America Trust Hpa 2016 1 A 144A	2.39% 17 Mar 2033	—	1,591
Hp Enterprise Co Sr Unsecured 144A	3.6% 15 Oct 2020	—	3,148
Hp Enterprise Co Sr Unsecured 144A	6.2% 15 Oct 2035	—	2,123
Hyundai Capital America Sr Unsecured 144A	3% 30 Oct 2020	—	2,691
Intl Lease Finance Corp Sr Unsecured	6.25% 15 May 2019	—	5,929
Istar Inc Sr Unsecured	5% 01 Jul 2019	—	2,971
Istar Inc Sr Unsecured	6.5% 01 Jul 2021	—	623
Jp Morgan Chase Commercial Mor Jpmcc 2014 Fl5 B 144A	2.06% 15 Jul 2031	—	1,688
Jp Morgan Chase Commercial Mor Jpmcc 2014 Fl5 C 144A	2.64% 15 Jul 2031	—	1,327
Jpmorgan Chase + Co Sr Unsecured	2.7% 18 May 2023	—	1,014
Jpmorgan Chase + Co Sr Unsecured	4.5% 24 Jan 2022	—	790
Jpmorgan Chase + Co Sr Unsecured	4.63% 10 May 2021	—	3,554
Kinder Morgan Ener Part Company Guar	4.15% 01 Feb 2024	—	818
Kinder Morgan Ener Part Company Guar	4.3% 01 May 2024	—	1,789
Kindred Healthcare Inc Company Guar	8% 15 Jan 2020	—	1,472
Kla Tencor Corp Sr Unsecured	3.38% 01 Nov 2019	—	964
Level 3 Financing Inc Company Guar	5.13% 01 May 2023	—	1,379
Level 3 Financing Inc Company Guar	5.63% 01 Feb 2023	—	743
Lloyds Banking Group Plc Company Guar	3.1% 06 Jul 2021	—	2,727
Mednax Inc Company Guar 144A	5.25% 01 Dec 2023	—	416
Merrill Lynch Mortgage Trust Mlmt 2007 C1 A4	5.83% 12 Jun 2050	—	4,290
Methanex Corp Sr Unsecured	3.25% 15 Dec 2019	—	2,119
Mexichem Sab De Cv Company Guar 144A	6.75% 19 Sep 2042	—	2,900
Mill City Mortgage Trust Mcmlt 2015 2 A1 144A	3% 25 Sep 2057	—	1,333
Mill City Mortgage Trust Mcmlt 2016 1 A1 144A	2.5% 25 Apr 2057	—	1,251
Ml Cfc Commercial Mortgage Tru Mlcfc 2007 6 A4	5.49% 12 Mar 2051	—	2,428
Ml Cfc Commercial Mortgage Tru Mlcfc 2007 8 A3	6.85% 12 Aug 2049	—	3,986
Molex Electronics Tech Sr Unsecured 144A	2.88% 15 Apr 2020	—	940
Molex Electronics Tech Sr Unsecured 144A	3.9% 15 Apr 2025	—	992
Molina Healthcare Inc Company Guar	5.38% 15 Nov 2022	—	819
Morgan Stanley Capital I Trust Msc 2007 Hq13 A3	5.57% 15 Dec 2044	—	6,850

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2016

Identity of Issue	Description of Investment	Cost(1)	Current Value
Morgan Stanley Sr Unsecured	2.8% 16 Jun 2020	—	2,406
Morgan Stanley Sr Unsecured	3.7% 23 Oct 2024	—	3,407
Morgan Stanley Sr Unsecured	5.5% 26 Jan 2020	—	542
Morgan Stanley Sr Unsecured	5.55% 27 Apr 2017	—	2,790
Myriad Intl Holdings Bv Company Guar 144A	6% 18 Jul 2020	—	3,638
Nabors Industries Inc Company Guar	5.1% 15 Sep 2023	—	3,356
Nabors Industries Inc Company Guar 144A	5.5% 15 Jan 2023	—	420
National Rural Util Coop Subordinated	4.75% 30 Apr 2043	—	2,029
Navient Corp Sr Unsecured	4.88% 17 Jun 2019	—	2,352
Navient Corp Sr Unsecured	6.13% 25 Mar 2024	—	1,601
Newfield Exploration Co Sr Unsecured	5.75% 30 Jan 2022	—	2,268
Onemain Financial Issuance Tru Omfit 2015 1A A 144A	3.19% 18 Mar 2026	—	2,574
Onemain Financial Issuance Tru Omfit 2016 1A A 144A	3.66% 20 Feb 2029	—	1,972
Onemain Financial Issuance Tru Omfit 2016 2A A 144A	4.1% 20 Mar 2028	—	2,194
Ooredoo Intl Finance Company Guar 144A	3.25% 21 Feb 2023	—	2,633
Owens Corning Company Guar	4.2% 01 Dec 2024	—	1,378
Perkinelmer Inc Sr Unsecured	5% 15 Nov 2021	—	1,598
Pertamina Persero Pt Sr Unsecured 144A	5.63% 20 May 2043	—	5,941
Petrobras Global Finance Company Guar	5.63% 20 May 2043	—	1,094
Petrobras Global Finance Company Guar	6.85% 05 Jun 2115	—	2,506
Petroleos Mexicanos Company Guar	3.5% 18 Jul 2018	—	461
Petroleos Mexicanos Company Guar	3.5% 23 Jul 2020	—	969
Petroleos Mexicanos Company Guar	5.5% 21 Jan 2021	—	1,289
Petroleos Mexicanos Company Guar 144A	6.38% 04 Feb 2021	—	1,504
Phillips 66 Company Guar	4.3% 01 Apr 2022	—	2,311
Polyone Corp Sr Unsecured	5.25% 15 Mar 2023	—	887
Pres + Fellows Of Harvar Unsecured	3.3% 15 Jul 2056	—	1,065
Quicken Loans Inc Company Guar 144A	5.75% 01 May 2025	—	1,635
Range Resources Corp Company Guar	4.88% 15 May 2025	—	1,303
Reynolds American Inc Company Guar	7.25% 15 Jun 2037	—	4,759
Rpm International Inc Sr Unsecured	6.13% 15 Oct 2019	—	1,965
Saci Falabella Sr Unsecured 144A	3.75% 30 Apr 2023	—	2,667
Shell International Fin Company Guar	3.75% 12 Sep 2046	—	2,661
Sm Energy Co Sr Unsecured	6.5% 01 Jan 2023	—	2,256
Southern Copper Corp Sr Unsecured	5.88% 23 Apr 2045	—	2,113
Sprint Capital Corp Company Guar	6.88% 15 Nov 2028	—	2,258
Starwood Property Trust Sr Unsecured 144A	5% 15 Dec 2021	—	750
Telefonica Emisiones Sau Company Guar	5.13% 27 Apr 2020	—	1,540
Telefonica Emisiones Sau Company Guar	5.46% 16 Feb 2021	—	2,162
Tesoro Logistics Lp/Corp Company Guar	5.25% 15 Jan 2025	—	756
Textron Inc Sr Unsecured	3.88% 01 Mar 2025	—	812
Thai Oil Pcl Sr Unsecured 144A	4.88% 23 Jan 2043	—	2,685
Time Warner Cable Llc Sr Secured	4.5% 15 Sep 2042	—	2,188
Time Warner Cable Llc Sr Secured	5.5% 01 Sep 2041	—	1,096
Time Warner Cable Llc Sr Secured	5.88% 15 Nov 2040	—	502
Towd Point Mortgage Trust Tpmt 2015 2 1A12 144A	2.75% 25 Nov 2060	—	1,056
Towd Point Mortgage Trust Tpmt 2016 2 A1A 144A	2.75% 25 Aug 2055	—	1,638
Transelec Sa Sr Unsecured 144A	4.63% 26 Jul 2023	—	2,793
Universal Health Svcs Sr Secured 144A	3.75% 01 Aug 2019	—	676
Universal Health Svcs Sr Secured 144A	4.75% 01 Aug 2022	—	1,158
Valeant Pharmaceuticals Company Guar 144A	6.38% 15 Oct 2020	—	1,560
Verizon Communications Sr Unsecured	2.45% 01 Nov 2022	—	1,689
Viacom Inc Sr Unsecured	5.25% 01 Apr 2044	—	612
Votorantim Cimentos Sa Company Guar 144A	7.25% 05 Apr 2041	—	2,503
Westrock Rkt Co Company Guar	4% 01 Mar 2023	—	1,528
Wf Rbs Commercial Mortgage Tru Wfrbs 2011 C4 D 144A	5.25% 15 Jun 2044	—	692
Whirlpool Corp Sr Unsecured	4.7% 01 Jun 2022	—	3,377
Wolverine World Wide Company Guar 144A	5% 01 Sep 2026	—	906
World Financial Network Credit Wfnmt 2012 A A	3.14% 17 Jan 2023	—	3,731
World Financial Network Credit Wfnmt 2012 B A	1.76% 17 May 2021	—	6,067

Corporate and Other Obligations		—	320,009

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2016

	Identity of Issue	Description of Investment	Cost(1)	Current Value

	Synthetic Guaranteed Investment Contracts:
	Cash and Cash Equivalents:
	Bank of Nova Scotia	Short-Term Investment Fund	—	62,633
	Cooperatieve Centrale	Short-Term Investment Fund	—	59,626
*	State Street Bank & Trust Co	Short-Term Investment Fund	—	55,973
*	State Street Bank & Trust Co	Short-Term Investment Fund	—	54,929
*	State Street Bank & Trust Co	Short-Term Investment Fund	—	45,593
	Australian Dollar	Cash	—	1
	Cash and Cash Equivalents		—	278,755
	U.S Government and Government Agency Issues:
	Bb Ubs Trust Bbubs 2012 Tft A 144A	2.89% 5 Jun 2030	—	20,504
	California St Cas	5.75% 1 Mar 2017	—	14,779
	Comm Mortgage Trust Comm 2014 Ubs2 A5	3.96% 10 Mar 2047	—	5,276
	Comm Mortgage Trust Comm 2014 Ubs6 A5	3.64% 10 Dec 2047	—	13,830
	Comm Mortgage Trust Comm 2015 Cr27 Asb	3.4% 10 Oct 2048	—	30,855
	Comm Mortgage Trust Comm 2016 Dc2 A5	3.77% 10 Feb 2049	—	39,922
	Csail Commercial Mortgage Trus Csail 2015 C4 Asb	3.62% 15 Nov 2048	—	9,230
	Dbubs Mortgage Trust Dbubs 2011 Lc2A A4 144A	4.54% 10 Jul 2044	—	28,924
	Fanniemae Aces Fna 2015 M17 Fa	1.46% 25 Nov 2022	—	23,575
	Fed Hm Ln Pc Pool 1L1358 Fh	3.02% 1 May 2036	—	20,037
	Fed Hm Ln Pc Pool G01843 Fg	6% 1 Jun 2035	—	9,476
	Fed Hm Ln Pc Pool G03205 Fg	5.5% 1 Jul 2035	—	1,807
	Fed Hm Ln Pc Pool G12743 Fg	5.5% 1 Aug 2022	—	1,694
	Fed Hm Ln Pc Pool J16933 Fg	3% 1 Oct 2026	—	705
	Fed Hm Ln Pc Pool Q03572 Fg	4% 1 Sep 2041	—	48,156
	Fed Hm Ln Pc Pool Q11095 Fg	3.5% 1 Sep 2042	—	64,825
	Fed Hm Ln Pc Pool Q43369 Fg	3.5% 1 Oct 2046	—	14,630
	Fed Hm Ln Pc Pool U92432 Fg	4% 1 Feb 2044	—	11,588
	Fed Home Ln Discount Nt Discount Not	0.01% 25 Jan 2017	—	58,212
	Fed Home Ln Discount Nt Discount Not	0.01% 3 Feb 2017	—	328,310
	Fed Home Ln Discount Nt Discount Not	0.01% 10 Feb 2017	—	134,178
	Fed Home Ln Discount Nt Discount Not	0.01% 17 Mar 2017	—	59,706
	Federal Home Loan Bank Bonds	0.64% 11 Jan 2017	—	170,902
	Fhlmc Multifamily Structured P Fhms Kp03 A2	1.78% 25 Jul 2019	—	26,573
	Fnma Pool 254693 Fn	5.5% 1 Apr 2033	—	3,233
	Fnma Pool 725222 Fn	5.5% 1 Feb 2034	—	4,075
	Fnma Pool 725423 Fn	5.5% 1 May 2034	—	3,125
	Fnma Pool 725424 Fn	5.5% 1 Apr 2034	—	1,366
	Fnma Pool 725690 Fn	6% 1 Aug 2034	—	1,292
	Fnma Pool 725946 Fn	5.5% 1 Nov 2034	—	3,545
	Fnma Pool 743132 Fn	5% 1 Oct 2018	—	2,662
	Fnma Pool 914789 Fn	2.81% 1 Apr 2037	—	28,572
	Fnma Pool 931745 Fn	5% 1 Aug 2024	—	30,288
	Fnma Pool 986148 Fn	5.5% 1 Jan 2038	—	25,440
	Fnma Pool Ab5519 Fn	3.5% 1 Jul 2042	—	51,860
	Fnma Pool Ab5688 Fn	3.5% 1 Jul 2037	—	16,154
	Fnma Pool Ab6282 Fn	3.5% 1 Sep 2042	—	74,898
	Fnma Pool Ab7016 Fn	4% 1 Nov 2042	—	47,912
	Fnma Pool Ab9096 Fn	4% 1 Apr 2043	—	30,172
	Fnma Pool Al0139 Fn	2.83% 1 Feb 2039	—	12,370
	Fnma Pool Ao4163 Fn	3.5% 1 Jun 2042	—	47,831
	Fnma Pool Ao8169 Fn	3.5% 1 Sep 2042	—	31,254
	Fnma Pool Aq6238 Fn	3.5% 1 Dec 2042	—	14,006
	Fnma Pool Ar4445 Fn	3% 1 Mar 2043	—	13,830
	Fnma Pool Ar9225 Fn	3% 1 Mar 2043	—	52,947
	Fnma Pool As3955 Fn	4% 1 Dec 2044	—	132,611
	Fnma Pool As4301 Fn	4% 1 Jan 2045	—	37,636
	Fnma Pool As4558 Fn	3.5% 1 Mar 2045	—	-
	Fnma Pool As6763 Fn	3.5% 1 Mar 2046	—	23,248
	Fnma Pool As6922 Fn	3.5% 1 Apr 2046	—	112,474

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2016

Identity of Issue	Description of Investment	Cost(1)	Current Value
Fnma Pool As7028 Fn	4% 1 Apr 2046	—	8,762
Fnma Pool As8028 Fn	2.5% 1 Sep 2031	—	45,745
Fnma Pool As8139 Fn	4% 1 Oct 2046	—	50,939
Fnma Pool As8377 Fn	4% 1 Nov 2046	—	39,452
Fnma Pool Au1628 Fn	3% 1 Jul 2043	—	52,498
Fnma Pool Av0703 Fn	4% 1 Dec 2043	—	12,123
Fnma Pool Bc2687 Fn	4% 1 Mar 2046	—	6,439
Fnma Pool Ma1217 Fn	4% 1 Oct 2042	—	29,800
Fnma Pool Ma1404 Fn	3.5% 1 Apr 2043	—	30,536
Fnma Pool Ma2512 Fn	4% 1 Jan 2046	—	16,337
Fnma Tba 30 Yr 3.5 Single Family Mortgage	3.5% 13 Feb 2047	—	133,688
Fnma Tba 30 Yr 4 Single Family Mortgage	4% 13 Feb 2047	—	148,613
Fnma Tba 30 Yr 4.5 Single Family Mortgage	4.5% 18 Jan 2047	—	180,543
Futures Cash Collateral Usd Held At Broker	0% 0 Jan 1900	—	4,127
Gnma Ii Tba 30 Yr 3.5 Jumbos	3.5% 24 Jan 2047	—	97,735
Gs Mortgage Securities Trust Gsms 2014 Gc20 A3	3.68% 10 Apr 2047	—	30,542
Jp Morgan Chase Commercial Mor Jpmcc 2007 Ldpx A3	5.42% 15 Jan 2049	—	11,882
Jpmbb Commercial Mortgage Secu Jpmbb 2015 C32 Asb	3.36% 15 Nov 2048	—	44,716
Korea Development Bank Sr Unsecured	2.25% 7 Aug 2017	—	32,317
Korea National Oil Corp Sr Unsecured 144A	3.13% 3 Apr 2017	—	17,783
Ml Cfc Commercial Mortgage Tru Mlcfc 2007 6 A4	5.49% 12 Mar 2051	—	29,657
Morgan Stanley Baml Trust Msbam 2014 C14 A3	3.67% 15 Feb 2047	—	34,033
Morgan Stanley Baml Trust Msbam 2015 C22 A4	3.31% 15 Apr 2048	—	9,735
Morgan Stanley Capital I Trust Msc 2007 T27 A4	5.64% 11 Jun 2042	—	17,337
New Jersey St Econ Dev Auth Re Njsdev	1.8% 15 Jun 2017	—	5,385
New Jersey St Econ Dev Auth Re Njsdev	1.8% 15 Jun 2017	—	28,298
New Jersey St Econ Dev Auth Re Njsdev	4.45% 15 Jun 2020	—	25,623
North Carolina State Education Ncsea 2011 2 A2	1.68% 25 Jul 2025	—	37,242
Ontario (Province Of) Sr Unsecured	4% 7 Oct 2019	—	72,415
Republic Of Poland Sr Unsecured	6.38% 15 Jul 2019	—	1,591
Republica Orient Uruguay Sr Unsecured	4.38% 27 Oct 2027	—	15,608
Treasury Bill	0.01% 30 Mar 2017	—	349,065
Tsy Infl Ix	0.13% 15 Apr 2019	—	169,471
Tsy Infl Ix	0.25% 15 Jan 2025	—	58,660
Tsy Infl Ix	0.13% 15 Apr 2018	—	27,116
Tsy Infl Ix	0.38% 15 Jul 2025	—	63,748
Tsy Infl Ix	0.13% 15 Apr 2021	—	223,750
Ubs Barclays Commercial Mortga Ubsbb 2013 C6 A4	3.24% 10 Apr 2046	—	24,156
United Mexican States Sr Unsecured	5.95% 19 Mar 2019	—	3,790
Us Treasury	1.5% 15 Aug 2026	—	237,661
Us Treasury	0.88% 15 Aug 2017	—	128,249
Us Treasury	1.38% 31 Oct 2020	—	29,695
Us Treasury	3.63% 15 Feb 2020	—	65,124
Us Treasury	2.13% 31 Dec 2022	—	120,904
Us Treasury	1.75% 31 Jan 2023	—	83,742
Us Treasury	1.63% 15 Feb 2026	—	47,152
Us Treasury	1.13% 28 Feb 2021	—	136,162
Us Treasury	1.25% 31 Mar 2021	—	92,829
Us Treasury	1.13% 30 Sep 2021	—	58,687
Us Treasury	1.25% 31 Oct 2021	—	114,527
Us Treasury	2% 15 Nov 2026	—	146,522
Us Treasury	1.63% 31 Jul 2020	—	173,288
Us Treasury	5.38% 15 Feb 2031	—	30,507
Us Treasury	1.5% 31 Oct 2019	—	218,131
Us Treasury	1.38% 31 Aug 2020	—	23,596
Us Treasury	1.38% 31 Oct 2020	—	35,952
Us Treasury	1.25% 31 Mar 2021	—	266,036
Us Treasury	0.88% 31 Mar 2018	—	88,109
Us Treasury	1.63% 15 May 2026	—	28,915
Us Treasury	1.13% 30 Jun 2021	—	47,082
Us Treasury	1.25% 30 Apr 2019	—	256,679
Us Treasury	0.63% 31 May 2017	—	96,025

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2016

Identity of Issue	Description of Investment	Cost(1)	Current Value
Us Treasury	1.13% 30 Sep 2021	—	97,749
Us Treasury	0.5% 31 Jul 2017	—	126,926
Us Treasury	2% 15 Nov 2026	—	82,800
Us Treasury	2% 30 Nov 2020	—	161,276
Us Treasury	1.5% 31 Dec 2018	—	63,314
Us Treasury	1.25% 31 Jan 2020	—	280,665
Us Treasury	1% 15 Mar 2018	—	138,572
Us Treasury	1.38% 31 Aug 2020	—	191,258
Us Treasury	1.25% 31 Mar 2021	—	25,524
Us Treasury	0.88% 15 Apr 2019	—	120,593
Us Treasury	1.75% 31 Oct 2018	—	88,259
Us Treasury	1.13% 31 Jul 2021	—	240,443
Us Treasury	1.5% 31 Mar 2019	—	205,047
Us Treasury	0.75% 31 Oct 2018	—	289,770
Us Treasury	1.13% 30 Apr 2020	—	91,065
Us Treasury	1.38% 31 Jul 2018	—	316,355
Us Treasury	2.13% 31 Aug 2020	—	209,121
Us Treasury	1.63% 31 Jul 2019	—	672,872
Us Treasury	1.75% 30 Apr 2022	—	218,821
Wf Rbs Commercial Mortgage Tru Wfrbs 2014 C19 A3	3.66% 15 Mar 2047	—	23,399
Wf Rbs Commercial Mortgage Tru Wfrbs 2014 C24 A5	3.61% 15 Nov 2047	—	27,857
Wi Treasury Sec	0.63% 31 Dec 2016	—	132,538
Wi Treasury Sec	0.5% 31 Jan 2017	—	386,584
U.S Government and Government Agency Issues		—	10,848,134
Corporate and Other Obligations:
21St Century Fox America Company Guar	4.5% 15 Feb 2021	—	14,732
3M Company Sr Unsecured	2.25% 19 Sep 2026	—	15,790
Abbott Laboratories Sr Unsecured	2.9% 30 Nov 2021	—	20,521
Abbott Laboratories Sr Unsecured	3.75% 30 Nov 2026	—	20,437
Abbott Laboratories Sr Unsecured	2.9% 30 Nov 2021	—	23,197
Abbvie Inc Sr Unsecured	2.5% 14 May 2020	—	2,864
Abbvie Inc Sr Unsecured	3.2% 14 May 2026	—	13,961
Abn Amro Bank Nv Sr Unsecured 144A	2.5% 30 Oct 2018	—	17,675
Abn Amro Bank Nv Sr Unsecured 144A	2.5% 30 Oct 2018	—	19,840
Abn Maro Bank Nv Sr Unsecured 144A	4.25% 2 Feb 2017	—	14,347
Actavis Funding Scs Company Guar	3.85% 15 Jun 2024	—	4,586
Actavis Funding Scs Company Guar	3% 12 Mar 2020	—	26,199
Agilent Technologies Inc Sr Unsecured	6.5% 1 Nov 2017	—	3,119
Albemarle Corp Sr Unsecured	3% 1 Dec 2019	—	10,066
Alibaba Group Holding Sr Unsecured	2.5% 28 Nov 2019	—	14,560
Allstate Corp Sr Unsecured	3.28% 15 Dec 2026	—	14,723
Ally Auto Receivables Trust Allya 2015 2 A3	1.49% 15 Nov 2019	—	14,478
Ally Master Owner Trust Amot 2012 5 A	1.54% 15 Sep 2019	—	44,980
Ally Master Owner Trust Amot 2014 1 A2	1.29% 15 Jan 2019	—	22,942
Ally Master Owner Trust Amot 2015 3 A	1.63% 15 May 2020	—	22,878
Altria Group Inc Company Guar	2.63% 14 Jan 2020	—	17,013
American Express Credit Accoun Amxca 2014 2 A	1.26% 15 Jan 2020	—	7,449
American Express Credit Sr Unsecured	2.6% 14 Sep 2020	—	29,036
American Intl Group Sr Unsecured	4.88% 1 Jun 2022	—	11,733
American Intl Group Sr Unsecured	6.4% 15 Dec 2020	—	34,637
American Tower Corp Sr Unsecured	5.05% 1 Sep 2020	—	14,787
American Tower Corp Sr Unsecured	2.8% 1 Jun 2020	—	7,842
Americredit Automobile Receiva Amcar 2014 4 A3	1.27% 8 Jul 2019	—	12,617
Americredit Automobile Receiva Amcar 2015 2 A3	1.27% 8 Jan 2020	—	33,014
Americredit Automobile Receiva Amcar 2016 4 A2A	1.34% 8 Apr 2020	—	23,861
Amgen Inc Sr Unsecured	2.2% 22 May 2019	—	2,525
Anheuser Busch Cos Llc Company Guar	5% 1 Mar 2019	—	1,143
Anheuser Busch Inbev Fin Company Guar	2.65% 1 Feb 2021	—	27,537
Apple Inc Sr Unsecured	2.7% 13 May 2022	—	4,322
Apple Inc Sr Unsecured	2.85% 23 Feb 2023	—	13,865
Arch Capital Finance Llc Company Guar	4.01% 15 Dec 2026	—	9,076
Arconic Inc Sr Unsecured	6.75% 15 Jul 2018	—	16,180

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2016

	Identity of Issue	Description of Investment	Cost(1)	Current Value
	Ares Capital Corp Sr Unsecured	3.63% 19 Jan 2022	—	16,272
	At+T Inc Sr Unsecured	3.6% 17 Feb 2023	—	6,858
	At+T Inc Sr Unsecured	5.8% 15 Feb 2019	—	15,778
	At+T Inc Sr Unsecured	4.6% 15 Feb 2021	—	9,464
	At+T Inc Sr Unsecured	3.8% 15 Mar 2022	—	3,082
	At+T Inc Sr Unsecured	4.45% 1 Apr 2024	—	8,917
	At+T Inc Sr Unsecured	1.85% 27 Nov 2018	—	27,394
	Aust + Nz Banking Grp Ny Sr Unsecured	2.55% 23 Nov 2021	—	29,822
	Bae Systems Holdings Inc Company Guar 144A	3.85% 15 Dec 2025	—	28,471
	Bank Of America Corp Sr Unsecured	5.65% 1 May 2018	—	5,062
	Bank Of America Corp Sr Unsecured	5.63% 1 Jul 2020	—	33,253
	Bank Of America Corp Sr Unsecured	3.88% 22 Mar 2017	—	4,319
	Bank Of America Corp Sr Unsecured	3.3% 11 Jan 2023	—	13,933
	Bank Of America Corp Sr Unsecured	2.6% 15 Jan 2019	—	7,616
	Bank Of America Corp Sr Unsecured	4% 1 Apr 2024	—	10,225
	Bank Of America Corp Sr Unsecured	1.92% 15 Jan 2019	—	35,749
	Bank Of America Corp Sr Unsecured	2.15% 9 Nov 2020	—	16,603
	Bank Of America Corp Sr Unsecured	6.5% 15 Jul 2018	—	25,578
	Bank Of America Corp Subordinated	4.2% 26 Aug 2024	—	8,896
	Bank Of America Credit Card Tr Bacct 2014 A1 A	1.08% 15 Jun 2021	—	18,658
	Bank Of Montreal Sr Unsecured	1.5% 18 Jul 2019	—	10,420
	Bank Of Montreal Sr Unsecured	1.35% 28 Aug 2018	—	29,921
	Bank Of Montreal Sr Unsecured	2.1% 12 Dec 2019	—	11,274
	Bank Of Nova Scotia Sr Unsecured	1.65% 14 Jun 2019	—	14,894
	Bank Of The West Auto Trust Bwsta 2015 1 A3 144A	1.31% 15 Oct 2019	—	22,920
	Barclays Dryrock Issuance Trus Drock 2014 3 A	2.41% 15 Jul 2022	—	38,011
	Barclays Dryrock Issuance Trus Drock 2015 1 A	2.2% 15 Dec 2022	—	23,402
	Barclays Dryrock Issuance Trus Drock 2015 4 A	1.72% 16 Aug 2021	—	11,650
	Barrick Gold Corp Sr Unsecured	4.1% 1 May 2023	—	881
	Barrick Na Finance Llc Company Guar	4.4% 30 May 2021	—	3,009
*	Baxalta Inc Company Guar	3.6% 23 Jun 2022	—	13,163
	Bear Stearns Commercial Mortga Bscms 2007 T26 A4	5.47% 12 Jan 2045	—	12,331
	Bear Stearns Cos Llc Company Guar	7.25% 1 Feb 2018	—	28,595
	Becton Dickinson And Co Sr Unsecured	2.68% 15 Dec 2019	—	9,260
	Biogen Inc Sr Unsecured	3.63% 15 Sep 2022	—	7,568
	Bmw Floorplan Master Owner Tru Bmwft 2015 1A A 144A	1.2% 15 Jul 2020	—	17,323
	Boston Properties Lp Sr Unsecured	3.7% 15 Nov 2018	—	9,769
	Bp Capital Markets Plc Company Guar	2.75% 10 May 2023	—	8,784
	Bp Capital Markets Plc Company Guar	3.22% 28 Nov 2023	—	30,183
	Bp Capital Markets Plc Company Guar	1.85% 5 May 2017	—	34,075
	Capital One Financial Co Sr Unsecured	5.25% 21 Feb 2017	—	13,666
	Capital One Multi Asset Execut Comet 2015 A5 A5	1.6% 17 May 2021	—	20,277
	Capital One Multi Asset Execut Comet 2016 A5 A5	1.66% 17 Jun 2024	—	39,993
	Capital One Na Sr Unsecured	2.4% 5 Sep 2019	—	14,886
	Capital One Na Sr Unsecured	1.5% 22 Mar 2018	—	28,149
	Carmax Auto Owner Trust Carmx 2015 4 A3	1.56% 16 Nov 2020	—	14,536
	Caterpillar Finl Service Sr Unsecured	1.7% 9 Aug 2021	—	28,876
	Cbs Corp Company Guar	5.75% 15 Apr 2020	—	10,074
	Celgene Corp Sr Unsecured	3.88% 15 Aug 2025	—	12,887
	Centerpoint Energy Resou Sr Unsecured	4.5% 15 Jan 2021	—	3,755
	Cfcre Commercial Mortgage Trus Cfcre 2016 C4 A4	3.28% 10 May 2058	—	16,942
	Cgbam Commercial Mortgage Trus Cgbam 2016 Imc A 144A	2.44% 15 Nov 2021	—	14,939
	Charter Comm Opt L	4.91% 23 Jul 2025	—	13,579
	Chase Issuance Trust Chait 2014 A2 A2	2.77% 15 Mar 2023	—	17,579
	Chase Issuance Trust Chait 2016 A1 A	1.11% 17 May 2021	—	29,799
	Chase Issuance Trust Chait 2016 A3 A3	1.25% 15 Jun 2023	—	44,515
	Chase Issuance Trust Chait 2016 A4 A4	1.49% 15 Jul 2022	—	44,262
	Chrysler Capital Auto Receivab Ccart 2015 Ba A3 144A	1.91% 16 Mar 2020	—	14,515
	Chrysler Capital Auto Receivab Ccart 2016 Aa A3 144A	1.77% 15 Oct 2020	—	14,723
	Chubb Ina Holdings Inc Company Guar	2.7% 13 Mar 2023	—	177
	Citibank Credit Card Issuance Cccit 2014 A1 A1	2.88% 23 Jan 2023	—	33,593
	Citigroup Commercial Mortgage Cgcmt 2007 C6 A4	5.71% 10 Dec 2049	—	14,440

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2016

Identity of Issue	Description of Investment	Cost(1)	Current Value
Citigroup Commercial Mortgage Cgcmt 2015 Gc27 A5	3.14% 10 Feb 2048	—	16,234
Citigroup Commercial Mortgage Cgcmt 2016 C1 A4	3.21% 10 May 2049	—	23,499
Citigroup Inc Sr Unsecured	2.9% 8 Dec 2021	—	29,983
Citigroup Inc Sr Unsecured	2.65% 26 Oct 2020	—	18,982
Citigroup Inc Subordinated	3.88% 26 Mar 2025	—	23,821
Citizens Financial Group Sr Unsecured	2.38% 28 Jul 2021	—	27,902
Cleveland Electric Illum Sr Unsecured	5.7% 1 Apr 2017	—	7,512
Cnh Equipment Trust Cnh 2015 A A4	1.85% 15 Apr 2021	—	11,913
Comcast Corp Company Guar	6.5% 15 Jan 2017	—	6,272
Comerica Bank Sr Unsecured	2.5% 2 Jun 2020	—	9,302
Comm Mortgage Trust Comm 2013 Sfs A1 144A	1.87% 12 Apr 2035	—	6,232
Comm Mortgage Trust Comm 2015 Pc1 A5	3.9% 10 Jul 2050	—	23,300
Conocophillips Company Company Guar	2.88% 15 Nov 2021	—	10,458
Constellation Energy Gro Company Guar	5.15% 1 Dec 2020	—	3,366
Consumers Energy Co 1St Mortgage	6.13% 15 Mar 2019	—	10,734
Cooperatieve Rabobank Ua Bank Guarant	4.38% 4 Aug 2025	—	14,874
Cooperatieve Rabobank Ua Company Guar	4.63% 1 Dec 2023	—	20,898
Coventry Health Care Inc Sr Unsecured	5.95% 15 Mar 2017	—	3,072
Cox Communications Inc Sr Unsecured 144A	2.95% 30 Jun 2023	—	4,278
Cox Communications Inc Sr Unsecured 144A	6.25% 1 Jun 2018	—	30,588
Cred Suis Gp Fun Ltd Company Guar	3.8% 9 Jun 2023	—	20,735
Cred Suis Gp Fun Ltd Company Guar	2.75% 26 Mar 2020	—	19,514
Credit Agricole Sa Subordinated 144A	4.38% 17 Mar 2025	—	7,020
Credit Based Asset Servicing A Cbass 2003 Cb1 Af	3.95% 25 Jan 2033	—	2,823
Credit Suisse New York Sr Unsecured	5.3% 13 Aug 2019	—	34,757
Crown Castle Intl Corp Sr Unsecured	5.25% 15 Jan 2023	—	8,859
Crown Castle Intl Corp Sr Unsecured	4.88% 15 Apr 2022	—	8,384
Csail Commercial Mortgage Trus Csail 2015 C3 A4	3.72% 15 Aug 2048	—	16,435
Csail Commercial Mortgage Trus Csail 2015 C4 A4	3.81% 15 Nov 2048	—	14,907
Csx Corp Sr Unsecured	2.6% 1 Nov 2026	—	14,072
Cvs Health Corp Sr Unsecured	3.88% 20 Jul 2025	—	10,633
Cvs Health Corp Sr Unsecured	2.25% 5 Dec 2018	—	27,980
Dcp Midstream Operating Company Guar	4.95% 1 Apr 2022	—	13,940
Dell Equipment Finance Trust Deft 2015 1 A3 144A	1.3% 23 Mar 2020	—	8,090
Dell Equipment Finance Trust Deft 2015 2 A2A 144A	1.42% 22 Dec 2017	—	2,376
Delmarva Pwr + Light Co 1St Mortgage	3.5% 15 Nov 2023	—	23,567
Delphi Automotive Plc Company Guar	3.15% 19 Nov 2020	—	2,727
Delta Air Lines 2009 1A Pass Thru Ce	7.75% 17 Jun 2021	—	11,549
Deutsche Bank Ag Sr Unsecured	3.38% 12 May 2021	—	10,451
Discover Bank Subordinated	7% 15 Apr 2020	—	15,896
Discover Card Execution Note T Dcent 2015 A1 A1	1.05% 17 Aug 2020	—	15,700
Discover Card Execution Note T Dcent 2015 A2 A	1.9% 17 Oct 2022	—	20,920
Discovery Communications Company Guar	3.45% 15 Mar 2025	—	5,705
Dominion Resources Inc Sr Unsecured	2% 15 Aug 2021	—	38,353
Dr Pepper Snapple Group Company Guar	3.13% 15 Dec 2023	—	16,825
Drive Auto Receivables Trust Drive 2016 Ba A2 144A	1.38% 15 Aug 2018	—	5,563
Drive Auto Receivables Trust Drive 2016 Ca A3 144A	1.67% 15 Nov 2019	—	8,900
Dte Energy Co Sr Unsecured	2.85% 1 Oct 2026	—	13,798
Duke Energy Carolinas 1St Ref Mort	2.95% 1 Dec 2026	—	20,069
Ebay Inc Sr Unsecured	3.8% 9 Mar 2022	—	4,067
Ecolab Inc Sr Unsecured	2.7% 1 Nov 2026	—	11,245
Empresa De Transporte Me Sr Unsecured 144A	4.75% 4 Feb 2024	—	8,335
Enel Finance Intl Nv Company Guar 144A	6.25% 15 Sep 2017	—	14,568
Energy Transfer Partners Sr Unsecured	3.6% 1 Feb 2023	—	11,792
Energy Transfer Partners Sr Unsecured	2.5% 15 Jun 2018	—	17,242
Energy Transfer Partners Sr Unsecured	6.7% 1 Jul 2018	—	18,707
Energy Transfer Partners Sr Unsecured	4.15% 1 Oct 2020	—	34,282
Engie Sa Sr Unsecured 144A	1.63% 10 Oct 2017	—	6,372
Entergy Corp Sr Unsecured	4% 15 Jul 2022	—	11,864
Enterprise Products Oper Company Guar	5.2% 1 Sep 2020	—	9,965
Enterprise Products Oper Company Guar	3.35% 15 Mar 2023	—	12,500
Enterprise Products Oper Company Guar	3.7% 15 Feb 2026	—	14,188

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2016

Identity of Issue	Description of Investment	Cost(1)	Current Value
Epr Properties Company Guar	4.75% 15 Dec 2026	—	11,873
Exelon Corp Sr Unsecured	2.85% 15 Jun 2020	—	21,703
Exelon Generation Co Llc Sr Unsecured	4.25% 15 Jun 2022	—	15,559
Exelon Generation Co Llc Sr Unsecured	4.25% 15 Jun 2022	—	6,890
Express Scripts Holding Company Guar	3% 15 Jul 2023	—	8,315
Fhlmc Multifamily Structured P Fhms K011 A1	2.92% 25 Aug 2020	—	9,670
Fhlmc Multifamily Structured P Fhms K021 A1	1.6% 25 Jan 2022	—	22,727
Fhlmc Multifamily Structured P Fhms K035 A1	2.62% 25 Mar 2023	—	16,839
Fidelity National Inform Company Guar	3.5% 15 Apr 2023	—	2,102
Fidelity National Inform Sr Unsecured	5% 15 Oct 2025	—	78
Fifth Third Bancorp Sr Unsecured	3.5% 15 Mar 2022	—	6,932
Fifth Third Bank Sr Unsecured	1.63% 27 Sep 2019	—	29,881
First National Master Note Tru Fnmnt 2015 1 A	1.47% 15 Sep 2020	—	17,414
Flowers Foods Inc Sr Unsecured	3.5% 1 Oct 2026	—	12,605
Ford Credit Auto Owner Tru	2.26% 15 Nov 2025	—	12,633
Ford Credit Auto Owner Tru	2.31% 15 Aug 2027	—	11,609
Ford Credit Auto Owner Trust Fordo 2016 A A4	1.6% 15 Jun 2021	—	9,814
Ford Credit Auto Owner Trust Fordo 2016 B A2A	1.08% 15 Mar 2019	—	39,252
Ford Credit Auto Owner Trust Fordo 2016 C A3	1.22% 15 Mar 2021	—	20,070
Ford Credit Floorplan Master O Fordf 2014 1 A1	1.2% 15 Feb 2019	—	16,822
Ford Credit Floorplan Master O Fordf 2016 1 A1	1.76% 15 Feb 2021	—	12,208
Ford Motor Company Sr Unsecured	4.35% 8 Dec 2026	—	14,828
Ford Motor Credit Co Llc Sr Unsecured	5.88% 2 Aug 2021	—	29,842
Ford Motor Credit Co Llc Sr Unsecured	1.78% 12 Mar 2019	—	28,136
Fortis Inc Sr Unsecured 144A	2.1% 4 Oct 2021	—	14,701
Fortune Brands Home + Se Sr Unsecured	3% 15 Jun 2020	—	9,185
Fs Investment Corp Sr Unsecured	4.75% 15 May 2022	—	11,777
General Electric Co Sr Unsecured	1.39% 14 Jan 2019	—	31,700
General Motors Finl Co Company Guar	4.25% 15 May 2023	—	7,968
General Motors Finl Co Company Guar	3.25% 15 May 2018	—	1,052
General Motors Finl Co Company Guar	4% 15 Jan 2025	—	2,025
General Motors Finl Co Company Guar	4.3% 13 Jul 2025	—	2,485
General Motors Finl Co Company Guar	3.1% 15 Jan 2019	—	13,564
Gilead Sciences Inc Sr Unsecured	3.65% 1 Mar 2026	—	5,770
Gilead Sciences Inc Sr Unsecured	2.55% 1 Sep 2020	—	37,976
Glaxosmithkline Capital Company Guar	1.5% 8 May 2017	—	32,976
Gm Financial Automobile Leasin Gmalt 2015 2 A3	1.68% 20 Dec 2018	—	30,109
Gm Financial Automobile Leasin Gmalt 2015 3 A3	1.69% 20 Mar 2019	—	20,377
Gm Financial Automobile Leasin Gmalt 2016 1 A2A	1.3% 20 Jul 2018	—	35,622
Gmf Floorplan Owner Revolving Gfort 2015 1 A1 144A	1.65% 15 May 2020	—	11,155
Gmf Floorplan Owner Revolving Gfort 2016 1 A1 144A	1.96% 17 May 2021	—	14,663
Goldman Sachs Group Inc Sr Unsecured	5.95% 18 Jan 2018	—	28,709
Goldman Sachs Group Inc Sr Unsecured	2.64% 28 Oct 2027	—	23,715
Goldman Sachs Group Inc Sr Unsecured	7.5% 15 Feb 2019	—	15,870
Goldman Sachs Group Inc Sr Unsecured	6% 15 Jun 2020	—	6,033
Goldman Sachs Group Inc Sr Unsecured	5.75% 24 Jan 2022	—	13,077
Goldman Sachs Group Inc Sr Unsecured	4% 3 Mar 2024	—	12,847
Goldman Sachs Group Inc Sr Unsecured	2.35% 15 Nov 2021	—	5,077
Goldman Sachs Group Inc Sr Unsecured	7.5% 15 Feb 2019	—	29,757
Goldman Sachs Group Inc Sr Unsecured	2.01% 15 Nov 2018	—	34,685
Goldman Sachs Group Inc Sr Unsecured	2.54% 29 Nov 2023	—	33,394
Grupo Bimbo Sab De Cv Company Guar 144A	3.88% 27 Jun 2024	—	9,115
Gs Mortgage Securities Trust Gsms 2013 G1 A2 144A	3.56% 10 Apr 2031	—	15,842
Harley Davidson Motorcycle Tru Hdmot 2015 2 A3	1.3% 16 Mar 2020	—	22,911
Hartford Finl Svcs Grp Sr Unsecured	5.5% 30 Mar 2020	—	9,340
Hartford Finl Svcs Grp Sr Unsecured	5.13% 15 Apr 2022	—	7,940
Hcp Inc Sr Unsecured	4% 1 Dec 2022	—	29,290
Healthcare Realty Trust Sr Unsecured	3.75% 15 Apr 2023	—	2,853
Hess Corp Sr Unsecured	4.3% 1 Apr 2027	—	10,296
Hollyfrontier Corp Sr Unsecured	5.88% 1 Apr 2026	—	30,174
Honda Auto Receivables Owner T Harot 2016 1 A2	1.01% 18 Jun 2018	—	14,653
Honda Auto Receivables Owner T Harot 2016 4 A3	1.21% 18 Dec 2020	—	21,128

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2016

	Identity of Issue	Description of Investment	Cost(1)	Current Value
	Honeywell International Sr Unsecured	1.85% 1 Nov 2021	—	20,286
	Host Hotels + Resorts Lp Sr Unsecured	3.75% 15 Oct 2023	—	457
	Hp Enterprise Co Sr Unsecured 144A	4.9% 15 Oct 2025	—	7,732
	Hp Enterprise Co Sr Unsecured 144A	3.6% 15 Oct 2020	—	14,746
	Hp Enterprise Co Sr Unsecured 144A	3.6% 15 Oct 2020	—	22,465
	Hp Inc Sr Unsecured	4.3% 1 Jun 2021	—	33,337
	Hp Inc Sr Unsecured	3.75% 1 Dec 2020	—	1,223
	Hp Inc Sr Unsecured	4.65% 9 Dec 2021	—	3,782
	Hsbc Holdings Plc Sr Unsecured	5.1% 5 Apr 2021	—	8,896
	Hsbc Usa Inc Sr Unsecured	2.38% 13 Nov 2019	—	16,506
	Humana Inc Sr Unsecured	7.2% 15 Jun 2018	—	16,735
	Ingram Micro Inc Sr Unsecured	5.45% 15 Dec 2024	—	6,062
	Intl Bk Recon + Develop Sr Unsecured	9.25% 15 Jul 2017	—	4,664
	Israel Electric Corp Ltd Sr Secured 144A Regs	5% 12 Nov 2024	—	9,497
	Jabil Circuit Inc Sr Unsecured	8.25% 15 Mar 2018	—	3,450
	Jabil Circuit Inc Sr Unsecured	5.63% 15 Dec 2020	—	11,435
	John Deere Capital Corp Sr Unsecured	1.25% 9 Oct 2019	—	14,237
	Jp Morgan Chase Commercial Mor Jpmcc 2007 Ldpx A1A	5.44% 15 Jan 2049	—	11,342
	Jp Morgan Chase Commercial Mor Jpmcc 2015 Sgp A 144A	2.4% 15 Jul 2036	—	14,604
	Jpmbb Commercial Mortgage Secu Jpmbb 2014 C18 A2	2.88% 15 Feb 2047	—	16,052
	Jpmorgan Chase + Co Sr Unsecured	6% 15 Jan 2018	—	33,227
	Jpmorgan Chase + Co Sr Unsecured	2.11% 24 Oct 2023	—	21,538
	Jpmorgan Chase + Co Sr Unsecured	4.4% 22 Jul 2020	—	10,835
	Jpmorgan Chase + Co Sr Unsecured	3.63% 13 May 2024	—	17,657
	Jpmorgan Chase + Co Sr Unsecured	6% 15 Jan 2018	—	14,933
	Kellogg Co Sr Unsecured	2.65% 1 Dec 2023	—	20,428
	Key Bank Na Sr Unsecured	3.18% 15 Oct 2027	—	14,645
	Key Bank Na Sr Unsecured	2.5% 22 Nov 2021	—	9,779
	Kinder Morgan Ener Part Company Guar	4.15% 1 Mar 2022	—	22,402
	Kinder Morgan Ener Part Company Guar	4.15% 1 Mar 2022	—	7,198
	Kinder Morgan Ener Part Company Guar	3.95% 1 Sep 2022	—	13,780
	Kinder Morgan Ener Part Company Guar	5.95% 15 Feb 2018	—	15,307
	Kinder Morgan Ener Part Company Guar	6.85% 15 Feb 2020	—	24,737
	Kinder Morgan I	5.63% 15 Nov 2023	—	9,428
	Kla Tencor Corp Sr Unsecured	4.13% 1 Nov 2021	—	2,239
	Kla Tencor Corp Sr Unsecured	4.65% 1 Nov 2024	—	12,541
	Kohl S Corporation Sr Unsecured	4.25% 17 Jul 2025	—	11,698
	Kraft Heinz Foods Co Company Guar	2.8% 2 Jul 2020	—	16,439
	Kraft Heinz Foods Co Company Guar	2.8% 2 Jul 2020	—	18,065
	Laboratory Corp Of Amer Sr Unsecured	3.6% 1 Feb 2025	—	4,989
	Lam Research Corp Sr Unsecured	2.8% 15 Jun 2021	—	4,628
	Life Technologies Corp Sr Unsecured	6% 1 Mar 2020	—	21,249
	Lincoln National Corp Sr Unsecured	8.75% 1 Jul 2019	—	1,318
	Lloyds Banking Group Plc Company Guar	3.1% 6 Jul 2021	—	21,037
	Lloyds Banking Group Plc Company Guar	3.1% 6 Jul 2021	—	21,581
	Lloyds Banking Group Plc Subordinated	4.65% 24 Mar 2026	—	7,250
	Lstar Commercial Mortgage Trus Lnstr 2016 4 A2 144A	2.58% 10 Mar 2049	—	8,775
	Lyondellbasell Ind Nv Sr Unsecured	5% 15 Apr 2019	—	32,523
	Magna International Inc Sr Unsecured	3.63% 15 Jun 2024	—	12,066
	Marathon Petroleum Corp Sr Unsecured	5.13% 1 Mar 2021	—	5,978
	Medtronic Inc Company Guar	3.15% 15 Mar 2022	—	17,045
	Medtronic Inc Company Guar	2.5% 15 Mar 2020	—	32,391
	Mercedes Benz Auto Lease Trust Mbalt 2015 B A3	1.34% 16 Jul 2018	—	10,924
	Methanex Corp Sr Unsecured	3.25% 15 Dec 2019	—	3,700
*	Metlife Inc Sr Unsecured	7.72% 15 Feb 2019	—	4,724
*	Metlife Inc Sr Unsecured	6.82% 15 Aug 2018	—	14,277
	Mitsubishi Ufj Fin Grp Sr Unsecured	3.85% 1 Mar 2026	—	14,485
	Mizuho Bank Ltd Company Guar 144A	2.45% 16 Apr 2019	—	17,252
	Ml Cfc Commercial Mortgage Tru Mlcfc 2007 9 A4	5.7% 12 Sep 2049	—	20,829
	Morgan Stanley Sr Unsecured	6.63% 1 Apr 2018	—	37,660
	Morgan Stanley Sr Unsecured	2.28% 24 Oct 2023	—	30,398
	Morgan Stanley Sr Unsecured	5.5% 24 Jul 2020	—	10,858

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2016

	Identity of Issue	Description of Investment	Cost(1)	Current Value
	Morgan Stanley Sr Unsecured	3.88% 29 Apr 2024	—	9,360
	Morgan Stanley Sr Unsecured	5.5% 28 Jul 2021	—	12,374
	Morgan Stanley Sr Unsecured	5.63% 23 Sep 2019	—	20,096
	Morgan Stanley Sr Unsecured	6.63% 1 Apr 2018	—	28,387
	Morgan Stanley Sr Unsecured	5.55% 27 Apr 2017	—	7,434
	Morgan Stanley Sr Unsecured	5.95% 28 Dec 2017	—	25,890
	Murray St Inv Trust I Company Guar	4.65% 9 Mar 2017	—	1,655
	Mylan Inc Company Guar	4.2% 29 Nov 2023	—	34,042
	Mylan Nv Company Guar 144A	3.95% 15 Jun 2026	—	3,416
	Mylan Nv Company Guar 144A	3.15% 15 Jun 2021	—	13,874
	Nabors Industries Inc Company Guar 144A	5.5% 15 Jan 2023	—	12,186
	National Rural Util Coop Sr Unsecured	1.5% 1 Nov 2019	—	8,872
	Nevada Power Co Genl Ref Mor	6.5% 1 Aug 2018	—	9,621
	Newell Brands Inc Sr Unsecured	3.15% 1 Apr 2021	—	14,897
	Newell Brands Inc Sr Unsecured	3.85% 1 Apr 2023	—	4,492
	Nextera Energy Capital Company Guar	1.65% 1 Sep 2018	—	29,434
	Nisource Finance Corp Company Guar	6.13% 1 Mar 2022	—	16,923
	Nisource Finance Corp Company Guar	6.8% 15 Jan 2019	—	19,924
	Nissan Auto Lease Trust Nalt 2015 A A3	1.4% 15 Jun 2018	—	19,164
	Nissan Auto Receivables Owner Narot 2015 A A3	1.05% 15 Oct 2019	—	27,250
	Nissan Auto Receivables Owner Narot 2016 B A2A	1.05% 15 Apr 2019	—	50,057
	Noble Energy Inc Sr Unsecured	8.25% 1 Mar 2019	—	13,950
	Noble Energy Inc Sr Unsecured	3.9% 15 Nov 2024	—	8,980
	Nordea Bank Ab Sr Unsecured 144A	2.5% 17 Sep 2020	—	33,669
	Northrop Grumman Corp Sr Unsecured	3.2% 1 Feb 2027	—	14,872
	Orange Sa Sr Unsecured	1.63% 3 Nov 2019	—	28,705
	Paccar Financial Corp Sr Unsecured	1.2% 12 Aug 2019	—	5,107
	Paccar Financial Corp Sr Unsecured	2.25% 25 Feb 2021	—	29,935
	Perrigo Finance Unlimite Company Guar	3.5% 15 Dec 2021	—	7,360
	Petroleos Mexicanos Company Guar 144A	4.63% 21 Sep 2023	—	11,559
	Pfizer Inc Sr Unsecured	3% 15 Dec 2026	—	29,679
	Philip Morris Intl Inc Sr Unsecured	5.65% 16 May 2018	—	943
	Philip Morris Intl Inc Sr Unsecured	2.9% 15 Nov 2021	—	4,171
	Pitney Bowes Inc Sr Unsecured	3.38% 1 Oct 2021	—	14,594
	Plains All Amer Pipeline Sr Unsecured	3.85% 15 Oct 2023	—	6,369
	Plains All Amer Pipeline Sr Unsecured	3.6% 1 Nov 2024	—	11,069
	Pnc Bank Na Sr Unsecured	2.4% 18 Oct 2019	—	15,712
	Pnc Bank Na Sr Unsecured	1.7% 7 Dec 2018	—	29,652
	Pnc Bank Na Sr Unsecured	2.2% 28 Jan 2019	—	15,291
*	Prudential Financial Inc Sr Unsecured	4.5% 15 Nov 2020	—	10,891
	Quest Diagnostics Inc Company Guar	4.75% 30 Jan 2020	—	12,798
	Reliance Steel + Alum Sr Unsecured	4.5% 15 Apr 2023	—	3,061
	Reynolds American Inc Company Guar	4% 12 Jun 2022	—	16,022
	Reynolds American Inc Company Guar	8.13% 23 Jun 2019	—	23,886
	Rio Tinto Fin Usa Plc Company Guar	3.5% 22 Mar 2022	—	3,591
	S+P Global Inc Company Guar	3.3% 14 Aug 2020	—	7,116
	S+P Global Inc Company Guar	4.4% 15 Feb 2026	—	10,904
	Santander Drive Auto Receivabl Sdart 2015 2 A3	1.22% 15 Apr 2019	—	22,493
	Santander Drive Auto Receivabl Sdart 2015 4 A2A	1.2% 17 Dec 2018	—	539
	Santander Drive Auto Receivabl Sdart 2016 2 A3	1.56% 15 May 2020	—	11,622
	Santander Uk Group Hldgs Sr Unsecured	2.88% 5 Aug 2021	—	18,024
	Santander Uk Group Hldgs Sr Unsecured	2.88% 5 Aug 2021	—	11,654
	Schlumberger Hldgs Corp Sr Unsecured 144A	3.63% 21 Dec 2022	—	3,339
	Schlumberger Hldgs Corp Sr Unsecured 144A	3% 21 Dec 2020	—	14,802
	Scslc 2010 1 A2	1.88% 25 Jul 2025	—	38,858
	Sempra Energy Sr Unsecured	1.63% 7 Oct 2019	—	29,676
	Sempra Energy Sr Unsecured	4.05% 1 Dec 2023	—	18,316
	Sg Commercial Mortgage Securit Sgcms 2016 C5 A4	3.06% 10 Oct 2048	—	11,239
*	Shire Acq Inv Ireland Da Company Guar	1.9% 23 Sep 2019	—	29,859
	Simon Property Group Lp Sr Unsecured	3.25% 30 Nov 2026	—	16,683
	Skandinaviska Enskilda Sr Unsecured	1.88% 13 Sep 2021	—	20,469
	Sky Plc Company Guar 144A	2.63% 16 Sep 2019	—	33,061

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2016

	Identity of Issue	Description of Investment	Cost(1)	Current Value
	Slm Student Loan Trust Slma 2012 7 A2	1.04% 25 Sep 2019	—	15,747
	Snap On Inc Sr Unsecured	4.25% 15 Jan 2018	—	11,784
	Societe Generale Subordinated 144A	5% 17 Jan 2024	—	11,448
	Societe Generale Subordinated 144A	4.25% 19 Aug 2026	—	7,432
	Southern Cal Edison 1St Ref Mort	5.5% 15 Aug 2018	—	15,212
	Spectra Energy Capital Company Guar	8% 1 Oct 2019	—	4,600
	Spectra Energy Partners Sr Unsecured	3.5% 15 Mar 2025	—	16,255
	Spectra Energy Partners Sr Unsecured	2.95% 25 Sep 2018	—	3,635
	Sprint Spectru	3.36% 20 Mar 2023	—	11,982
	Starwood Retail Property Trust Srpt 2014 Star A 144A	1.92% 15 Nov 2027	—	17,766
*	State Street Corp Sr Unsecured	3.7% 20 Nov 2023	—	7,266
	Stryker Corp Sr Unsecured	2.63% 15 Mar 2021	—	22,276
	Svenska Handelsbanken Ab Company Guar	1.5% 6 Sep 2019	—	20,791
	Svenska Handelsbanken Ab Company Guar	1.88% 7 Sep 2021	—	13,134
	Synchrony Credit Card Master N Gemnt 2012 2 A	2.22% 15 Jan 2022	—	20,159
	Synchrony Credit Card Master N Gemnt 2012 7 A	1.76% 15 Sep 2022	—	51,346
	Synchrony Credit Card Master N Synct 2015 3 A	1.74% 15 Sep 2021	—	14,503
	Synchrony Financial Sr Unsecured	3% 15 Aug 2019	—	15,408
	Telefonica Emisiones Sau Company Guar	5.46% 16 Feb 2021	—	6,437
	Teva Pharmaceuticals Ne Company Guar	2.8% 21 Jul 2023	—	10,502
	Teva Pharmaceuticals Ne Company Guar	3.15% 1 Oct 2026	—	6,929
	Teva Pharmaceuticals Ne Company Guar	2.2% 21 Jul 2021	—	21,058
	Thermo Fisher Scientific Sr Unsecured	2.95% 19 Sep 2026	—	13,856
	Time Warner Cable Llc Sr Secured	5% 1 Feb 2020	—	4,558
	Time Warner Inc Company Guar	3.8% 15 Feb 2027	—	11,388
	Time Warner Inc Company Guar	3.55% 1 Jun 2024	—	9,762
	Time Warner Inc Company Guar	3.6% 15 Jul 2025	—	11,745
	Time Warner Inc Company Guar	4.75% 29 Mar 2021	—	15,720
	Time Warner Inc Company Guar	2.1% 1 Jun 2019	—	26,111
	Toronto Dominion Bank Sr Unsecured	1.45% 6 Sep 2018	—	5,877
	Total System Services In Sr Unsecured	2.38% 1 Jun 2018	—	5,103
	Toyota Motor Credit Corp Sr Unsecured	1.55% 18 Oct 2019	—	8,486
	Transcanada Pipelines Sr Unsecured	2.5% 1 Aug 2022	—	2,621
	Travelers Cos Inc Sr Unsecured	5.75% 15 Dec 2017	—	13,796
	Tyson Foods Inc Company Guar	2.65% 15 Aug 2019	—	3,216
	Ubs Group Funding Company Guar 144A	4.13% 24 Sep 2025	—	7,405
	Unum Group Sr Unsecured	5.63% 15 Sep 2020	—	14,811
	Valero Energy Corp Sr Unsecured	6.13% 1 Feb 2020	—	10,389
	Valero Energy Partners Sr Unsecured	4.38% 15 Dec 2026	—	6,680
	Verizon Communications Sr Unsecured	3.5% 1 Nov 2024	—	31,858
	Verizon Communications Sr Unsecured	1.75% 15 Aug 2021	—	24,892
	Viacom Inc Sr Unsecured	5.63% 15 Sep 2019	—	2,503
	Viacom Inc Sr Unsecured	3.88% 15 Dec 2021	—	5,061
	Volkswagen Auto Loan Enhanced Valet 2014 1 A3	0.91% 22 Oct 2018	—	8,383
	Volvo Financial Equipment Llc Vfet 2015 1A A3 144A	1.51% 17 Jun 2019	—	31,925
	Wachovia Bank Commercial Mortg Wbcmt 2006 C26 A1A	6.01% 15 Jun 2045	—	607
	Waldorf Astoria Boca Raton Tru Wabr 2016 Boca A 144A	2.05% 15 Jun 2029	—	18,821
	Walgreens Boots Alliance Sr Unsecured	3.8% 18 Nov 2024	—	17,120
	Walgreens Boots Alliance Sr Unsecured	1.75% 30 May 2018	—	22,929
	Waste Management Inc Company Guar	6.1% 15 Mar 2018	—	26,387
	Waste Management Inc Company Guar	4.75% 30 Jun 2020	—	16,204
	Wells Fargo + Company Sr Unsecured	2.6% 22 Jul 2020	—	28,798
	Welltower Inc Sr Unsecured	4% 1 Jun 2025	—	20,300
	Welltower Inc Sr Unsecured	2.25% 15 Mar 2018	—	13,658
	Western Union	3.65% 22 Aug 2018	—	10,450
	Wf Rbs Commercial Mortgage Tru Wfrbs 2013 C14 A5	3.34% 15 Jun 2046	—	16,840
	Wf Rbs Commercial Mortgage Tru Wfrbs 2013 C17 A2	2.92% 15 Dec 2046	—	20,254
	Wheels Spv Llc Whls 2016 1A A3 144A	1.87% 20 May 2025	—	14,712
	Williams Partners	7.25% 1 Feb 2017	—	11,677
	Williams Partners Lp Sr Unsecured	3.6% 15 Mar 2022	—	8,815
	Williams Partners Lp Sr Unsecured	3.9% 15 Jan 2025	—	10,004
	Williams Partners Lp Sr Unsecured	4% 15 Nov 2021	—	12,489

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2016

	Identity of Issue	Description of Investment	Cost(1)	Current Value
	World Financial Network Credit Wfnmt 2012 A A	3.14% 17 Jan 2023	—	52,938
	World Financial Network Credit Wfnmt 2013 A A	1.61% 15 Dec 2021	—	9,215
	World Financial Network Credit Wfnmt 2015 A A	1.18% 15 Feb 2022	—	12,981
	World Financial Network Credit Wfnmt 2016 B A	1.44% 15 Jun 2022	—	8,409
	Xerox Corporation Sr Unsecured	6.35% 15 May 2018	—	5,849
	Xerox Corporation Sr Unsecured	2.8% 15 May 2020	—	4,045
	Yamana Gold Inc Company Guar	4.95% 15 Jul 2024	—	5,647
	Zimmer Biomet Holdings Sr Unsecured	2.7% 1 Apr 2020	—	27,739
	Corporate and Other Obligations		—	6,563,478
	Separate Investment Contract:
*	Metropolitan Life Insurance Company	Separate Investment Account	—	5,337,852
	Benefit Resource Interest Rate Wrapper Contracts:
*	Metropolitan Life Insurance Company	Open Ended Maturity	—	(1,945)
*	Prudential Financial Inc	Open Ended Maturity	—	(2,804)
*	Transamerica Inc	Open Ended Maturity	—	(5,808)
	Benefit Resource Interest Rate Wrapper Contracts		—	(10,557)
	Synthetic Guaranteed Investment Contracts at Fair Value			23,017,662
	Adjustment to Contract Value			(884,666)
	Synthetic Guaranteed Investment Contracts at Contract Value		—	22,132,996

	Common-collective Trusts:

*	Northern Trust Domestic Mid Cap	Common-collective Trusts	—	726,292
*	SSgA Emerging Markets Equity	Common-collective Trusts	—	110,651
*	State Street S&P 500 Index Non-Lending Series Fund	Common-collective Trusts	—	8,274,956
*	State Street International Index Non-Lending Series Fund	Common-collective Trusts	—	2,104,491
*	State Street Russell Small Cap Index Non-Lending Series Fund	Common-collective Trusts	—	3,049,950
*	Vanguard Target Retirement Income	Common-collective Trusts	—	210,062
*	Vanguard Target Retirement 2010	Common-collective Trusts	—	58,549
*	Vanguard Target Retirement 2015	Common-collective Trusts	—	549,151
*	Vanguard Target Retirement 2020	Common-collective Trusts	—	760,559
*	Vanguard Target Retirement 2025	Common-collective Trusts	—	1,152,287
*	Vanguard Target Retirement 2030	Common-collective Trusts	—	1,291,526
*	Vanguard Target Retirement 2035	Common-collective Trusts	—	1,224,938
*	Vanguard Target Retirement 2040	Common-collective Trusts	—	1,620,504
*	Vanguard Target Retirement 2045	Common-collective Trusts	—	919,850
*	Vanguard Target Retirement 2050	Common-collective Trusts	—	1,685,897

	Common-collective Trusts		—	23,739,663

*	Participant Loans	Interest rates range from 4.25% to 4.5%	—	4,403,830

	Collateral Held on Loaned Securities
*	SSgA Quality D Short-term Investment Fund		—	100,021

	Total Investments		—	63,442,852

*	Party-in-interest
**	These investments include securities that were loaned to brokers under the securities lending program with the Trustee.
(1)	Cost information not required for participant-directed investment.

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

BAXTER HEALTHCARE of PUERTO RICO SAVINGS AND INVESTMENT PLAN

Date: June 28, 2017	By:	/s/ James K. Saccaro
James K. Saccaro
Member of the Administrative Committee

EXHIBIT INDEX

Exhibit No.	Exhibit

23.1	Consent of Independent Registered Public Accounting Firm